This letter supersedes the letter filed on behalf of the Company on September 19, 2016



Goodwin Procter LLP
Counsellors at Law
New York Times Building
620 Eighth Avenue
New York, NY 10018

T: 212.813.8800
F: 212.355.3333
goodwinprocter.com

September 22, 2016

VIA EDGAR AND OVERNIGHT MAIL

Mr. Coy Garrison
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C. 20549-3010

Re: **Fundrise Real Estate Investment Trust, LLC**
  Offering Statement on Form 1-A
  Post-Qualification Amendment No. 1
  Filed June 20, 2016
  File No. 024-10492

Dear Mr. Garrison:

  This letter supersedes the letter filed on behalf of the Company on September 19, 2016. This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC, (the "*Company*") in response to comments from the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") (i) in a letter dated July 7, 2016 (the "*Comment Letter*") with respect to the Company's Post-Qualification Amendment No. 1 to its Offering Statement on Form 1-A (File No. 024-10492) filed with the Commission on June 20, 2016, relating to the Company's offering of up to $50,000,000 in common shares (the "*Offering Statement*") and (ii) verbal comments received from the Staff on various telephone calls. The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 2 to the Post-Qualification Amendment (the "*Amended Filing*"), which includes changes in response to the Staff's comments as well as other revisions.

  Pursuant to Rule 461 under the Securities Act of 1933, the Company is requesting, pursuant to a separate letter enclosed herewith, that the qualification date of the Offering Statement be accelerated and that the offering statement be declared qualified September 21, 2016, at 10:00 AM or as soon thereafter as is reasonably practicable.

  For your convenience, the Staff's numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 2

General

1.   ***We recently noted a general advertisement for Fundrise and its investment opportunities on a social media platform. Please consider Rule 251(d)(1)(iii) and provide us with your analysis as to the treatment of this communication as it relates to this offering. Please also consider Rule 255 and provide us with your analysis as to the treatment of this communication as it relates to the pending offerings of securities under Regulation A by your affiliates. Finally, please provide us with your analysis as to the treatment of this communication as it relates to your affiliates' offerings of securities under Regulation D.***

Response to Comment No. 1

As discussed with the Staff, the Company does not believe that its sponsor's online advertisements for the Fundrise Platform constitute an offer under the Securities Act of 1933 for any offering sponsored by Rise Companies Corp., and has supplementally provided the Staff with its analyses on such issue on July 17, 2016 ("***First Supplemental Response***"), August 4, 2016 ("***Second Supplemental Response***"), September 6, 2016 ("***Third Supplemental Response***"), and September 12, 2016 ("***Fourth Supplemental Response***"), which are included as **Attachment C**, **Attachment D**, **Attachment E**, and **Attachment F** respectively.

However, the Company recognizes that reasonable minds may differ on what constitutes an "offer" under the Securities Act, and, while not agreeing with the Staff's views, our sponsor has agreed to:

- carefully review all of its online advertising with a view towards ensuring that such advertisements do not constitute offers under the Securities Act; in this regard, the Company will modify its current online advertising as shown on **Attachment A**;

- to the extent that an online advertisement may be considered an offer under the Securities Act, providing the appropriate disclaimers and/or documentation required by Rule 251(d)(1)(iii) or Rule 255, as applicable;

- with respect to each of the landing pages that may be considered an offer, include (i) the appropriate disclaimers and/or documentation required by Rule 251(d)(1)(iii) or Rule 255, as applicable, and (ii) the disclaimer below; in this regard, the Company will modify its current landing page as shown on **Attachment B**;



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 3

> *The information contained herein neither constitutes an offer for nor a solicitation of interest in any securities offering; however, if an indication of interest is provided, it may be withdrawn or revoked, without obligation or commitment of any kind prior to being accepted following the qualification or effectiveness of the applicable offering document, and any offer, solicitation or sale of any securities will be made only by means of an offering circular, private placement memorandum, or prospectus. No money or other consideration is hereby being solicited, and will not be accepted without such potential investor having been provided the applicable offering document. Joining the Fundrise Platform neither constitutes an indication of interest in any offering nor involves any obligation or commitment of any kind.*

- remove any publicly viewable references to Regulation D or Rule 506(b) from the Fundrise Platform, other than materials that are merely informative in nature;

- suspend its private placement program indefinitely until such time as our sponsor has developed an internal legal framework that it believes withstands the Staff's current views regarding online advertisements, public offerings, and private placements; and

- with respect to sponsored content on the internet, require that the publisher of such content include in any article written about the Fundrise Platform (i) the disclaimer below as well as (ii) the appropriate disclaimers and/or documentation required by Rule 251(d)(1)(iii) or Rule 255, as applicable.

> *The information contained herein neither constitutes an offer for nor a solicitation of interest in any securities offering. Any offer, solicitation or sale of any securities will be made only by means of an offering circular, private placement memorandum, or prospectus. No money or other consideration is hereby being solicited, and will not be accepted without such potential investor having been provided the applicable offering document. Joining the Fundrise Platform neither constitutes an indication of interest in any offering nor involves any obligation or commitment of any kind.*

The Company thanks the Staff for this constructive dialog, and looks forward to continuing to work with the Staff in evolving the business models and practices used in Regulation A offerings.



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 4

In addition, the Company recognizes the difficulties inherent in forging new regulatory paradigms, and fully appreciates the Staff's ongoing work and efforts to actualize the vision recently put forth by Chair White in her keynote address at the 83rd Annual Market Structure Conference of the Securities Traders Association:

> *one size does not fit all… building a quality market for smaller companies is a different beast – it requires innovating new business models and practices, and there the private sector must largely lead the charge.*

2. ***We note that the issuer intends to qualify as a REIT. Please provide as an exhibit a tax opinion that discusses the material tax aspects of the offering. See Item 12 of Industry Guide 5.***

<u>Response to Comment No. 2</u>

The Company respectfully advises the Staff that a tax opinion is not required to be included as an exhibit in a Regulation A+ qualified offering. This conclusion is dictated by (i) a tax opinion not being required by Regulation A+, Form 1-A or Item 12 of Industry Guide 5, (ii) the guidance contained in Securities Act Release No. 33-9741 (March 25, 2015 (the "***Regulation A+ Release***"), (iii) the applicability of Rule 252(a) and the fact that the lack of a tax opinion does not make the Company's required tax-related disclosures incomplete or misleading, and (iv) the practical implications of requiring a tax opinion.

As a general matter, the Company notes that the Commission, as disclosed in the Regulation A+ Release, Form 1-A, and other public guidance, specifically considered the applicability of Regulation A+ to REITs, as well as whether to require the inclusion of certain items of Industry Guide 5 or Form S-11, and ultimately declined to include a tax opinion within the required exhibits contained in Part III of Form 1-A.

Item 7 of Form 1-A and Item 12 of Industry Guide 5

The Staff has informed us that, in requesting a tax opinion, it is interpreting the language contained in Item 7 – Description of Business of Form 1-A, which states:

> *Industry Guides. The disclosure guidelines in all Securities Act Industry Guides must be followed. To the extent that the industry guides are codified into Regulation S-K, the Regulation S-K industry disclosure items must be followed.*

The Company's current offering circular follows the requirements of Industry Guide 5 without a tax opinion, because Industry Guide 5 *does not require* a tax opinion. While the Company agrees that the filing of a tax opinion is described in Item 12 of Industry Guide 5, the Company respectfully notes that it is only included in Industry Guide 5 because a tax opinion is a *required exhibit* under Part II of Form S-11, not because Industry Guide 5 itself requires the tax opinion. This conclusion is supported by the plain language of Item 12 of Industry Guide 5, which states:



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 5

> *An opinion of counsel as to all material tax aspects of the offering **should** be filed as an exhibit. Such opinion **should** cite relevant authority for any conclusions expressed. The tax sections of the prospectus **should** summarize or restate the tax information contained in the opinion.* [emphasis added]

Conversely, as a tax opinion *is not a required exhibit* under Part III of Form 1-A, the plain language of Industry Guide 5 is most properly read to suggest that a Company may choose to file a tax opinion pursuant to Item 17(15)(b) of Part III of Form 1-A, which allows issuers the ability to file:

> *Any additional exhibits **which the issuer may wish to file**, which must be so marked as to indicate clearly the subject matters to which they refer.* [emphasis added]

Accordingly, an issuer has the ability to elect to file a tax opinion, but is not required by either Part III of Form 1-A or Item 12 of Industry Guide 5 to do so. In so concluding, the Company respectfully notes that it does not believe that the Commission, in adopting a regulation designed for smaller and less sophisticated issuers, would include an exhaustive list of required exhibits both in the Regulation A+ Release and Part III of Form 1-A, while excluding from all public guidance that a tax opinion would be a required exhibit.

Pursuant to the foregoing, the Company respectfully submits that the filing of a tax opinion is optional under the requirements of both Part III of Form 1-A and Item 12 of Industry Guide 5, and thus is not required to be filed as an exhibit to Form 1-A.

Regulation A+ Release

As noted above, the Commission, as described in the Regulation A+ Release, specifically considered the applicability of Regulation A+ to REITs, as well as whether to require the inclusion of certain items of Guide 5 or Form S-11, specifically noting on page 90:

> *Two commenters recommended **requiring** REITs to incorporate certain of the items contained in Industry Guide 5 and Form S-11.* [emphasis added]

However, the Commission ultimately declined to require the incorporation of certain items of Industry Guide 5 and Forms S-11 directly into Regulation A+. Rather, the Commission opted to allow issuers to elect whether to use the Form 1-A disclosure format, or Part I of Form S-11 (which does not include exhibit requirements). As stated on page 95 of the Regulation A+ Release:



GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 6

> *Additionally, we agree with commenters that certain additional disclosure requirements may be appropriate for offerings by REITs and similar issuers. The final rules, therefore, also* ***permit issuers to follow****, in addition to the Offering Circular and Part I of Form S-1 formats,* ***the form disclosure requirements of Part I of Form S-11****.* [emphasis added]

The Regulation A+ Release goes on to list, very specifically, the exhibits that are required to be filed along with a Regulation A+ offering statement, stating on page 130:

> *As adopted, issuers will be required to file the following exhibits with the offering statement: underwriting agreement; charter and by-laws; instrument defining the rights of securityholders; subscription agreement; voting trust agreement; material contracts; plan of acquisition, reorganization, arrangement, liquidation, or succession; escrow agreements; consents;* ***opinion regarding legality****; "testing the waters" materials; appointment of agent for service of process;* ***and any additional exhibits the issuer may wish to file****.* [emphasis added]

As can clearly be seen from the Regulation A+ Release and Part III of Form 1-A, a tax opinion is not one of the exhibits that the Commission concluded to require when it adopted Regulation A+, despite, as noted above, having very specifically considered the applicability of revised Regulation A+ to REITs.

In addition, nowhere in the Regulation A+ Release, or in Form 1-A, is it contemplated that a REIT that *voluntarily* elects to follow the disclosure format of Part I of Form S-11 would be *required* to also follow any or all of the requirements of Part II of Form S-11.

Accordingly, the Company respectfully submits that the guidance provided in the Regulation A+ Release clearly states that the exhibits required to be filed in a Regulation A+ offering are those enumerated in Part III of Form 1-A, and any additional exhibits that may be filed are at the option of the issuer.

Rule 252(a) of Regulation A

In addition, the Staff has informed us that the requirements of Rule 252(a) may also be interpreted to require a tax opinion. Rule 252(a) states:



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 7

(a)Documents to be included.— *The offering statement consists of the contents **required by Form 1-A** and any other material information necessary to make the **required statements**, in light of the circumstances under which they are made, **not misleading**.* [emphasis added]

As a general matter, the Company notes that, under the federal securities laws, there is no general obligation for issuers to disclose material information; rather, issuers are required to do so only where the federal securities laws specifically impose such a duty. Accordingly, as a tax opinion is not a required disclosure under Regulation A+, Form 1-A, or Industry Guide 5, in determining whether the Staff may require a tax opinion through an interpretation of Rule 252(a), the question that must be addressed is whether a tax opinion is necessary so as to make the required disclosure, provided by the Company in the section of its offering circular titled "U.S. Federal Income Tax Considerations," not misleading.

In this regard, the Company notes that its offering circular currently contains approximately 23 pages of detailed disclosure devoted solely to U.S. Federal Income Tax Considerations, with much of the disclosure devoted specifically to tax considerations relating to the Company's qualification and taxation as a REIT and the acquisition, holding and disposition of the Company's shares. In addition, the Company's Form 1-A contains several risk factors addressing the risks related to the Company's status as a REIT, including certain potential consequences if the Company fails to qualify as a REIT.

The filing of a tax opinion would not change any of the Company's tax-related disclosures, and would not add any material information to such disclosure. Indeed, the tax-related disclosure contained in the Company's offering circular would be *unchanged* by the filing of a tax opinion, making it improper to conclude that the lack of a tax opinion somehow makes the required tax-related disclosure so incomplete as to be misleading under Rule 252(a).

The United States District Court for the Southern District of New York recently addressed a similar issue with regard to Exchange Act Rule 12b-20 (which includes the same operative language as Rule 252(a)) and Regulation S-K Item 103 (which requires an issuer to "[d]escribe briefly any material legal proceedings… known to be contemplated by governmental authorities"). In *Richman v. Goldman Sachs Group Inc., et al.,* 10 Civ. 3461 (June 21, 2012), the District Court considered whether the receipt of a Wells Notice by Goldman, and its failure to disclose such receipt, resulted in Goldman's prior statements regarding the status of government agency investigations misleading.

In addition to concluding that the receipt of a Wells Notice did not, by itself, give rise to disclosure obligations under either Item 103 or Rule 12b-20, the District Court went on to clarify the disclosure obligations of issuers to make required statements not misleading under Rule 12b-20, by stating that an issuer:



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 8

> only *[has to reveal] such [facts], if any, that are **needed so that what was revealed would not be so incomplete as to mislead*** (citing *In re Bristol Myers Squibb Co. Securities Litigation*).

In further driving home the operation of Rule 12b-20, the District Court stated:

> *...revealing one fact about a subject does not trigger a duty to reveal all facts on the subject, so long as '**what was revealed would not be so incomplete as to mislead'** (citing In re Bristol Myers Securities Litigations and quoting Backman v. Polaroid Corp.).* [emphasis added]
>
> …
>
> **a corporation is not required to disclose a fact merely because a reasonable investor would very much like to know that fact** *(quoting In re Time Warner Securities Litigation).* [emphasis added]

As discussed above, it is clear that the filing of a tax opinion is not a required disclosure under Regulation A+, Form 1-A or Industry Guide 5, and the Company's tax-related disclosure contains all of the disclosure required to be included by the applicable regulatory requirements. As the lack of a tax opinion does not cause the Company's tax-related disclosures to become so incomplete as to mislead, a tax opinion cannot be required pursuant to Rule 252(a) even if the Staff or "a reasonable investor would very much like to" have a tax opinion filed as an exhibit.

Accordingly, the Company respectfully submits that, to rely on Rule 252(a) to require an exhibit not enumerated in Part III of Form 1-A or required by Item 12 of Industry Guide 5, would not only be counter to the District Court's decision in *Richman v. Goldman*, but would, indeed, result in a higher disclosure burden for issuers in a Regulation A+ offering than is the case for issuers in registered offerings.

Practical Considerations

We also believe that there a number of additional negative consequences for issuers and investors if the Staff were to require a tax opinion for Form 1-A filers that follow the S-11 format. Among others (such as additional costs described below), given that opting to use the disclosure format of Part I of Form S-11 is *optional* for issuers, we believe that the Staff would be pushing issuers away from that format and towards the Form 1-A Offering Circular format under which it is obvious that no tax opinion is required. We believe that investors in real estate companies can benefit from the tailored real estate related disclosure provided by the Form S-11 format as compared to the more generic Offering Circular format and that the Staff should be encouraging such tailored disclosure.



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 9

Further, we have advised the Company that the additional cost for providing a tax opinion to the Company at this stage of its offering (it no longer being a blind pool) could be as much as $100,000 depending on the facts and circumstances. Indeed, requiring a tax opinion would result in the organizational and offering expenses of the Company and each of the eREITs^{TM} (currently estimated to be $1,000,000 per eREIT^{TM}) to increase by as much as 10% solely as a result of having to obtain a tax opinion.

In addition, the Company notes that it is required to file annual audited financial statements in Item 7 of Form 1-K. The Company's independent auditor reviews the Company's income tax provision as part of its annual audit of the financial statements. This review is impacted significantly by the Company's status as a REIT. If the Company failed to qualify as a REIT, it would be taxable as a corporation and would be required to pay tax at the entity level on its earnings, regardless of whether such earnings are distributed. This consequence would result in accrual of an income tax liability on its financial statements. We believe that the Company's audited financial statements along with the independent auditor's opinion should provide investors with sufficient information as to whether the Company has operated in a manner intended to qualify as a real estate investment trust without an additional requirement of an annual tax opinion. In addition, the Company notes that its tax returns will be prepared and signed by a national tax accounting firm.

Finally, the Company notes that, to date, approximately 6,500 unique investors have invested in either the Company's Regulation A+ offering, Fundrise Equity REIT, LLC's Regulation A+ offering, or both. In addition, approximately 100,000 unique individuals have signed up for the Fundrise Platform. As of the date of this response letter, other than the Staff's comment, the Company has not received any requests for, or inquiries about, a tax opinion.

Conclusion

As a result of the foregoing, the Company respectfully advises the Staff that a tax opinion is not required by Regulation A, Form 1-A, Industry Guide 5, and the lack of a tax opinion does not make the Company's tax-related disclosure to be so incomplete as to be misleading under Rule 252(a). Accordingly, while an issuer may certainly voluntarily elect to file a tax opinion pursuant to Item 17(15)(b) of Part III of Form 1-A, a tax opinion may not be required, and the Company respectfully declines to do so.

Offering Circular Cover Page

3.   *We note your disclosure that your "[m]anager may, in its sole discretion, adjust the per share purchase price as it deems equitable or for any other reason, without notice." This language gives the impression that the price of the offering may change after qualification otherwise than pursuant to a preset formula. Accordingly, it appears that you intend to conduct the offering on a delayed basis. Please tell us if you intend to rely on Rule 251(d)(3)(i)(F), and if so, tell us why you believe this should be considered a continuous offering.*



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 10

Response to Comment No. 3

The Company acknowledges the Staff's comments, and respectfully disagrees with the Staff's interpretation of continuous offerings under Rule 251(d)(3)(i)(f) in the context of this offering's pricing mechanism; specifically, with regard to the Manager's ability to reset the per share purchase price of the Company's common shares. However, in the interest of expediting the Staff's review process, the Company has determined to remove the Manager's ability, in its sole discretion, to adjust the per share purchase price as the Manager deems equitable or for any other reason, without notice.

Questions and Answers About This Offering

Will there be any limits on my ability to redeem my shares?, page 7

4. *On page 7 you discuss limits on the ability to redeem shares. Your revised disclosure provides that the "Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter. Please revise to clarify whether the Manager may increase the number of shares to be redeemed during any calendar quarter so long as total redemptions for the year do not exceed the 5% limit previously discussed. In addition to their written comments, the Staff gave us verbal comments that requested that we review certain features of our redemption plan in light of previously-filed no-action letters and advise how it complies with such precedent.*

Response to Comment No. 4

Overview

The Company has revised its redemption plan as set forth in Exhibit A (pages 132 of 135 of the Amended Filing) to this letter, which is the most detailed description of the plan (and will make conforming changes throughout the Amended Filing). Set forth below are responses to the specific verbal and written comments received from the Staff.

Holding Period

You have asked us to provide justification for the provision in the Company's redemption plan that permits shareholders to redeem their shares immediately upon settlement.



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 11

In response to the Staff's comment, the Company believes this is consistent with the class exemption from the provisions of Rule 102(a) of Regulation M granted by the Division of Market Regulation of the Commission (the "***Division***") in *Class Relief for Real Estate Investment Trust Share Redemption Programs* (October 22, 2007) (the "***Class Relief***").

Rule 102(a) of Regulation M "is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers . . . from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a distribution, which such distribution is underway." (Letter from *T REIT, Inc.,* dated June 4, 2001). In granting no-action relief from the prohibitions of Rule 102(a), the Staff has considered, among other factors, whether a company's shareholder redemption plan includes the requirement that shareholders must hold their shares of common stock in the company for at least one year to participate in the company's shareholder redemption plan. *See, for example, T REIT Inc.* (Letter dated June 4, 2001) and *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003).

Despite permitting shareholders to redeem their shares pursuant to the Company's redemption plan less than one year from the date such shares were acquired, the Company believes it is exempt from the prohibitions of Rule 102(a) of Regulation M based on the Class Relief. The Division's class relief granted an exemption from Rule 102 of Regulation M to allow non-listed real estate investment trusts ("***REITs***") to purchase shares of their common stock under an established share redemption program while engaged in a distribution of REIT common stock, if the following factors were met: (1) there is no trading market for the REIT's common stock; (2) the REIT will terminate its share redemption program during the distribution of its common stock in the event that a secondary market for the REIT's common stock develops; (3) the REIT purchases shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock; (4) the terms of the share redemption program will be fully disclosed in the REIT's prospectus; and (5) except as otherwise exempted, the REIT shall comply with Regulation M. Said differently, none of the factors included in the Class Relief included a specific holding period for the shares being redeemed.

The Company respectfully submits that it meets each of the factors listed above to be exempt from the prohibitions of Rule 102(a) of Regulation M, as the following disclosures in its offering circular make clear:

(1) There is no trading market for the Company's common stock (page 133 of <u>Exhibit A</u>):

We expect that there will be no regular secondary trading market for our common shares.



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 12

(2) The Company will terminate its share redemption program during the distribution of its common stock in the event that a secondary market for the Company's common stock develops (page 133 of <u>Exhibit A</u>):

However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

(3) The Company will purchase shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock (pages 132-133 of <u>Exhibit A</u>):

The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

(4) The terms of the share redemption program will be fully disclosed in the Company's Offering Statement. See "Description of Our Common Shares—Quarterly Redemption Plan" (pages 132-135 of <u>Exhibit A</u> and throughout the Amended Filing);

(5) Finally, the Company confirms that, except as otherwise exempted, it will comply with Regulation M.



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 13

Priority to Investors in the 90-day Introductory Period

You have asked us to provide justification for the provision in the Company's redemption plan that, in the event of insufficient funds, gives priority to redemptions of common shares that have been continuously held for less than ninety (90) days.

In response to the Staff's comments, the Company has amended its redemption plan to provide that common shares that are in the "Introductory Period" will not be given priority over redemptions of common shares that are in the "Post-Introductory Period".

Withdrawal Request Deadline

You have asked us to revise the provision in the Company's redemption plan that provided shareholders with the right to withdraw their redemption requests at any time up to fifteen (15) days prior to the end of the calendar quarter in which the redemption request was submitted.

In response to the Staff's comment, the Company has revised this disclosure to clarify that shareholders may withdraw their redemption requests at any time up to five (5) business days prior to the end of the calendar quarter in which the redemption request was submitted.

Timing for Redemption Payments

You have asked us to revise the provision in the Company's redemption plan that provided that the Company will remit the redemption price within thirty (30) days of the end of each calendar quarter.

In response to the Staff's comment, the Company has revised this disclosure to clarify that shareholders will receive their redemption payment within twenty-one (21) days of the end of each calendar quarter.

The Company respectfully submits that, given the large number of administrative and distributive tasks that occur at the end of each calendar quarter, 21 days is a reasonable amount of time for it to ensure proper processing and payment of any redemption requests. For example, at the end of the calendar quarter ended June 30, 2016, the Company was required to process 5,338 dividend payments, totaling $989,827.64, calculate its net asset value to determine its per share offering price and redemption price, and then process 58 redemption requests, totaling $363,440.80.

Despite all of the foregoing, the Company was able to accomplish all of the foregoing within 14 days of the end of the calendar quarter, and endeavors to consistently pay dividends and redemptions within 14 days of the end of each calendar quarter, but believes that it is necessary to allow for additional time, in the event of exigent circumstances, that allow it to make such distributions at a slightly later date without violating either its redemption plan or investor expectations.



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 14

Accordingly, the Company proposes to modify the disclosure regarding its redemption plan to state:

The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to endeavor to remit the redemption price within 14 days of the end of such quarter; although payment of the redemption price may be delayed until 21 days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our partner real estate operators or borrower(s) fail to provide adequate information regarding the assets within a time period that allows us to perform our NAV calculation, which in turn would prevent us from determining share redemption prices; (2) macro-economic crises or property-level events, such as damage to the property, that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider chooses to discontinue service or has technical outages that prevent us from processing share redemptions in a timely manner.

5% Limit

You have asked us to revise the provision in the Company's redemption plan that provides that, as the Company intends to make a number of commercial real estate investments of varying terms and maturities, the Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

In response to the Staff's comment, and in order to ensure compliance with tender offer rules as applied to the Company's redemption plan, the Company has revised this disclosure to clarify that the Manager may increase the number of shares to be redeemed during any calendar quarter so long as total redemptions for the year do not exceed the 5% limit previously discussed. (*See*, *for example*, *T REIT Inc.* (Letter dated June 4, 2001) and *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003)).

Amend/Terminate Redemption Plan Without Notice

You have asked us to provide justification for the provision in the Company's redemption plan that allows the Manager to amend, suspend, or terminate the redemption plan at any time without notice.



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 15

        In response to the Staff's comment, the Company believes that this is consistent with the no-action relief granted by the Staff to *Behringer Harvard REIT* (October 26, 2004) and *Apple REIT Six* (June 30, 2006) that permitted the board of directors of each Company to modify their respective share repurchase programs "at any time." However, in an effort to expedite the Staff's review, the Company has revised this disclosure to clarify that the Company will file an offering circular supplement and/or Form 1-U that discloses such amendment.

        Press Release Surrounding Changes to Redemption Plan

        As noted in supplemental discussions with the Staff, the Company respectfully advises the Staff that it fully satisfies its disclosure requirements by (i) filing offering circular supplements and Forms 1-U on EDGAR, and (ii) providing numerous (approximately 30) links on its Offering Page to both its most recent offering circular, as well as to its EDGAR page generally.

        In addition, the Company respectfully notes that any potential investor who desires to know more about the Company's redemption plan has several options available to them, including (i) following the links on its Offering Page to the disclosures on EDGAR and/or (ii) requesting more information from the Company regarding its redemption plan. The Company has been and remains happy to, upon request, clarify any questions that potential investors may have regarding the redemption plan (or any other matter) by directing them to the relevant disclosure contained in its offering circular or other public filings.

        Given that the Company has fully satisfied its disclosure obligations, and stands ready to answer any questions that an investor may have, the Company respectfully notes that requiring the Company to take additional steps (such as issuing a press release), would result in the Company having a heavier (and costlier) disclosure burden than that imposed on Exchange Act reporting issuers.

        In addition, the Company respectfully advises the Staff that the Company does not believe that taking additional steps to publicize changes in its redemption plan, and incurring the costs associated with such steps, would materially increase investor awareness regarding any changes in the Company's redemption plan, as it is highly unlikely that major financial news outlets (such as Google Finance or Yahoo Finance) would present any press releases by the Company in any prominent fashion.

        Accordingly, and pursuant to the foregoing, the Company respectfully submits that requiring it to take additional steps beyond its required EDGAR filings each time the redemption plan is changed, would not result in any meaningful addition to the public's knowledge regarding its redemption plan, while causing the Company to incur additional costs that would be ultimately borne by the investors themselves.



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 16

Conflicts of Interest, page 17

5.   *Please update your disclosure here and throughout your offering circular, where appropriate, to discuss the conflicts of interest that arise as a result of your Manager and its affiliates managing Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC and Fundrise Midland Opportunistic REIT, LLC.*

Response to Comment No. 5

In response to the Staff's comment, the Company has revised its disclosure throughout the Amended Filing to discuss the conflicts of interest that arise as a result of the Company's Manager and its affiliates managing, in addition to Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC and Fundrise Midland Opportunistic REIT, LLC.

The Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Mr. Coy Garrison
Division of Corporation Finance
September 22, 2016
Page 17

        If you have any questions or would like further information concerning the Company's responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

                                                        Sincerely,

                                                        /s/ Mark Schonberger

                                                        Mark Schonberger

Enclosures:

Attachment A – Social Media Advertisements
Attachment B – Landing Page
Attachment C – Supplemental Response 1
Attachment D – Supplemental Response 2
Attachment E – Supplemental Response 3
Attachment F – Supplemental Response 4

Exhibit A – Redemption Plan (showing changes from Post Qualification Amendment No. 1)

cc: Via E-mail
        Benjamin S. Miller, Chief Executive Officer
        Bjorn J. Hall, General Counsel and Corporate Secretary
                Rise Companies Corp.

        Matt Schoenfeld, Esq.
                Goodwin Procter LLP

Attachment A

Social Media Advertisements

Page 24 redacted for the following reason:
- - - - - - - - - - - - - - - - - - - -
COPYRIGHTED MATERIAL OMITTED

Attachment B

Landing Page

Page 27 redacted for the following reason:
- - - - - - - - - - - - - - - - - - - -
COPYRIGHTED MATERIAL OMITTED

Attachment C

Supplemental Response 1



Goodwin Procter LLP
Counsellors at Law
New York Times Building
620 Eighth Avenue
New York, NY 10018

T: 212.813.8800
F: 212.355.3333
goodwinprocter.com

July17 , 2016

VIA EDGAR AND OVERNIGHT MAIL

Mr. Coy Garrison
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C. 20549-3010

Re: Fundrise Real Estate Investment Trust, LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1
Filed June 20, 2016
File No. 024-10492

Dear Mr. Garrison:

        This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC, (the "*Company*") in response to comments from the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") (i) in a letter dated July 7, 2016 (the "*Comment Letter*") with respect to the Company's Post-Qualification Amendment No. 1 to its Offering Statement on Form 1-A (File No. 024-10492) filed with the Commission on June 20, 2016, relating to the Company's offering of up to $50,000,000 in common shares (the "*Offering Statement*") and (ii) verbal comments received from the Staff on July 7, 2016. The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 2 to the Post -Qualification Amendment (the "*Amended Filing*"), which includes changes in response to the Staff's comments as well as other revisions.

        For your convenience, the Staff's numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 2

<u>**General**</u>

1.   *We recently noted a general advertisement for Fundrise and its investment opportunities on a social media platform. Please consider Rule 251(d)(1)(iii) and provide us with your analysis as to the treatment of this communication as it relates to this offering. Please also consider Rule 255 and provide us with your analysis as to the treatment of this communication as it relates to the pending offerings of securities under Regulation A by your affiliates. Finally, please provide us with your analysis as to the treatment of this communication as it relates to your affiliates' offerings of securities under Regulation D.*

        <u>Response to Comment No. 1</u>

Advertisements

The Company does not believe that its sponsor's advertisements on social media platforms (representative samples of which are included as **Attachment A**, the "*Social Media Advertisements*") constitute a solicitation or offer in connection with any particular offering, but rather are a tool for increasing brand recognition of the Fundrise Platform, and act as invitations for individuals to join the Fundrise Platform (*i.e.*, the only call to action on the Social Media Advertisements is for the recipient to join the Fundrise Platform). Specifically, the social media advertisements give no information, or even reference, regarding any current offering available on the Fundrise Platform.

In addition, the Company does not believe these advertisements represent a departure from other generic advertisements regarding financial platforms available on social networks with calls to action that do not identify a specific investment opportunity, including "Open an Account", "Rollover Your Old 401K", "Choose a Fund", "Personal Investing", etc. Accordingly, the Company respectfully submits that the Social Media Advertisements do not constitute solicitations for any offering, whether contemplated or otherwise.

For ease of reference, the following is a representative sample of the sequence of webpages that a potential investor would find once s/he clicks on the Social Media Advertisements that are referenced in this letter (note that this sequence is not predetermined, and, after step 2, is at the discretion of the potential investor):



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 3

Web Page	Representative Example included in this Letter
1. Social Media Advertisement	Attachment A
2. Landing Page	Attachment E
3. Overview Page	Attachment B
4. Offering Page	Attachment C
5. Checkout Page	Attachment D

Applicability of Rule 251(d)(1)(iii) – Delivery of Final Offering Circular

As noted above, the Company does not believe that the Social Media Advertisements constitute solicitations for the Company's offering or any other offering sponsored by its sponsor. Indeed, to include a hyperlink to an offering circular of the Company (or that of another real estate investment trust sponsored by Rise Companies Corp. (each, an "*eREIT^{TM}*")) in a Social Media Advertisement, would, undoubtedly, cause such Social Media Advertisement to then become marketing materials for such offering.

However, in the event that the Staff disagrees with such conclusion, the Company notes that, while the Social Media Advertisements do not contain direct hyperlinks to its final offering circular on EDGAR, under the "access equals delivery" model of satisfying the delivery requirements of final offering circulars, the Company (as well as Fundrise Equity REIT, LLC (the "*Growth eREIT^{TM}*")) has satisfied the requirements of Rule 251(d)(1)(iii) by having its final offering circular (i) publicly filed on EDGAR pursuant to Rule 253(g)(2), and (ii) being readily available on the Fundrise Platform, with numerous links (more than 24) to the Offering Circular throughout the Fundrise Platform and a firm requirement that any potential investor affirmatively acknowledge having reviewed the final offering circular prior to investing.

Filing of Final Offering Circular on EDGAR

Rule 251(d)(1)(iii) requires that "Offers be made after the offering statement has been qualified, but any written offers must be accompanied with or proceeded by the most recent offering circular filed with the Commission for such offering." Securities Act Release No. 33-9741 (March 25, 2015) (the "*Regulation A+ Release*") expands on this requirement, stating in footnote 260:

> …issuers and intermediaries may rely on the EDGAR filing of the final offering circular to satisfy any delivery requirements that may apply under Rule 251(d)(1)(iii). This approach is consistent with Rule 172(a) in the context of registered offerings.



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 4

Further, as discussed in Securities Act Release 33-8591 (July 19, 2005) ("***Securities Offering Reform***"), when first adopting the "access equals delivery model" for registered securities offerings:

> *Under such an "access equals delivery" model, investors are presumed to have access to the Internet, and issuers and intermediaries can satisfy their delivery requirements if the filings or documents are posted on a web site.* ***The access concept is premised on the information or filings being readily available****.* [emphasis added]
>
> *…*
>
> *Issuers, brokers, and dealers can satisfy their final prospectus delivery obligations if a final prospectus is or will be on file with us within the time required by the new rules, including the cure period.*

Consistent with the Staff's guidance on "access equals delivery", on November 25, 2015, the Company filed its final offering circular pursuant to Rule 253(g)(2) on EDGAR, and intends to file an updated final offering circular pursuant to Rule 253(g)(2) to reflect the post-effective amendment currently under review by the Staff, if and when it is declared qualified by the Staff. Similarly, our affiliate, the Growth eREIT™, filed a final offering circular pursuant to Rule 253(g)(2) on January 6, 2016.

The Company's Final Offering Circular is Readily Available

As can be seen in **Attachment B** and **Attachment C**, which are, respectively, the eREIT™ overview page and the Company's individual offering page on the Fundrise Platform, there are no less than twenty-five (25) separate links to either the Company's final offering circular, or its constantly updating EDGAR page (which contains all of the Company's public filings, including its offering circular supplements, current reports on Forms 1-U, annual reports on Form 1-K, and (eventually) semi-annual reports on Form 1-SA).

Further, while not required by revised Regulation A ("***Regulation A+***"), in an attempt to make its offering circular more accessible to potential investors, several of the links on the Company's offering page are to *specific* portions of the Company's offering circular on EDGAR, with each such link provided in close proximity to the relevant information presented, such as hyperlinks to Risk Factors, Forward-Looking Statements, and Investment Objectives and Strategy, among others.

In addition, as can be seen in **Attachment D** (which is the Company's current checkout page on the Fundrise Platform), potential investors are again presented with an EDGAR link to our final offering circular and are required to acknowledge having received and reviewed it prior to purchasing any of our common shares.

Finally, as a practical matter, the Company advises the Staff that Social Media Advertisements are highly limited in structure. Social media and online advertising platforms (such as Google Adwords, Facebook, Instagram, etc.) impose strict guidelines on all advertisements, including limiting the number of characters used and only allowing for a single hyperlink. These restrictions are beyond the control of our sponsor.



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 5

In other words, including a hyperlink directly to EDGAR as part of a Social Media Advertisement would, in almost all instances, end up displacing the hyperlink to the Fundrise Platform and result in the EDGAR hyperlink being the only link included. This would result in all traffic from the Social Media Advertisements being directed to the EDGAR website rather than to a landing page (a representative example of which is included as **Attachment E**) on the Fundrise Platform. As a result of EDGAR filings being prohibited from hyperlinking to external websites, hyperlinking to EDGAR would result in prospective users of the Fundrise Platform being at a dead end without an intuitive way to proceed to the Fundrise Platform. In addition, our sponsor would also end up paying to direct traffic to EDGAR without any efficient way to track the costs or effectiveness of such Social Media Advertisements.

It is standard business practice among companies utilizing online advertisements to link specific online advertisements (such as the Social Media Advertisements) to a corresponding unique landing page for several reasons, including (i) so that the customer who clicks on the link is directed to a page with content that is most relevant to them and (ii) so that the traffic from a specific advertisement can be measured to determine the cost efficacy of that particular campaign.

Rule 251(d)(1)(iii) Conclusion

Accordingly, while the Company believes that the Social Media Advertisements are not solicitations for the Company's (or any other) offering, and thus not subject to the delivery requirements of Rule 251(d)(1)(iii), the "access equals delivery" model of satisfying Rule 251(d)(1)(iii) would still be satisfied as a result of the Company's offering circular being (i) on file with the Commission, and (ii) readily available.

Rule 255 – Solicitation of Interest

As noted above, the Company does not believe the Social Media Advertisements for the Fundrise Platform constitute solicitations for any offering, contemplated or otherwise, and thus Rule 255 of Regulation A+ would not apply. However, even if the Staff were to view the Social Media Advertisements as some form of solicitation, the Company believes it would still be improper to label them to be "solicitation of interest" materials under Rule 255 of Regulation A because the Social Media Advertisements do nothing to actually solicit interest in a contemplated securities offering. Securities Act Rule 255 describes "solicitation of interest materials" as:

> *communicat[ions] orally or in writing* **to determine whether there is any interest in a contemplated securities offering**. [emphasis added]



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 6

The Social Media Advertisements do not constitute solicitation of interest materials under Rule 255 because (i) they are not solicitations for any particular offering, and (ii) even if they were, they do not serve to solicit interest in a contemplated securities offering. More specifically, there is no action that a recipient of the Social Media Advertisements could reasonably be expected to take that would result in our sponsor receiving the type of information required to evaluate a solicitation of interest (such as interest in investing, which offering interested in investing, how much money interested in investing, etc.). The only call to action on the Social Media Advertisements is to visit and join the Fundrise Platform.

In addition, neither the landing pages that the Social Media Advertisements lead to, nor anywhere else on the Fundrise Platform, is there a way for any viewer of a Social Media Advertisement to inform our sponsor that s/he is interested in investing in an offering that has not been qualified with the SEC under Regulation A+. Further, there is no publicly viewable information on the Fundrise Platform for any offering other than those that have already been qualified pursuant to Regulation A+.

In verbal comments received from the Staff, it was indicated that the following excerpt from the general disclaimer contained on some of the landing pages may be interpreted to refer to future, contemplated offerings by eREITs^{TM}:

> *Investors in any of the various eREIT's common shares should not assume that they will experience returns, if any, comparable to those experienced by investors in the sponsor's affiliated prior real estate programs, and investors will not thereby acquire any ownership interest in any of the entities to which the foregoing information relates. For a fuller description of the sponsor's prior performance, please see the Prior Performance Summary section of each eREIT's Offering Circular, links to which are available on each eREIT's individual offering page, as well as on the SEC's EDGAR website.*

The Company respectfully submits that the preceding language cannot reasonably be interpreted to refer to an eREIT^{TM} offering not currently being offered on the Fundrise Platform as it (i) focuses the reader first and foremost to the individual offering pages available on the Fundrise Platform(which are limited solely to eREIT^{TM} offerings that have been qualified pursuant to Regulation A), and (ii) does not serve a logical purpose for the disclaimer to direct an individual away from the Fundrise Platform without any way to engage such individual afterwards (*c.f.*, links to the Company's offering circular on EDGAR on the Company's individual offering page).

However, in light of the Staff's comments, and to alleviate any such confusion regarding the above disclaimer, our sponsor proposes to revise the generic disclaimers that are used in connection with the Fundrise Platform to begin with the following statement:



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 7

>   *The information provided herein is meant solely as marketing materials for those certain eREITs^{TM} that are currently conducting offerings that have been both declared qualified under Regulation A and are currently offered on the Fundrise Platform. The information presented herein is not meant as marketing or solicitation materials for any other offering (whether current or contemplated) that has not been declared qualified pursuant to Regulation A. The information contained herein is not a solicitation of interest for any offering, qualified or otherwise, pursuant to Rule 255 of Regulation A, and no indications of interest will be accepted. Links to each eREIT^{TM} currently conducting an offering qualified pursuant to Regulation A, as well as each such eREIT's^{TM} most current offering circular, are available here [hyperlink to eREIT^{TM} overview page included as Attachment B].*

Regulation D

As noted above, the Social Media Advertisements are not solicitations for any offerings, either qualified under Regulation A+ or otherwise, but are merely invitations for recipients to join the Fundrise Platform. Accordingly, the Social Media Advertisements do not relate to or implicate any particular private placements of securities that may be conducted by certain affiliates of the Company ("***Private Funds***").

Historically, Private Funds that have conducted private placements of securities on the Fundrise Platform have done so by relying on the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder, the *IPONet* (July 26, 1996) and *Lamp Technologies* (May 29, 1997) no-action letters, as well as the Regulation A+ Release.

IPONet and Lamp Technologies

The Staff first acknowledged the possibility of, and provided guidance on, conducting online private placements in the seminal no-action letter *IPONet* (July 26, 1996), where it stated:

>   *The qualification of accredited or sophisticated investors in the manner described and the posting of a notice of a private offering in a password-protected page of IPONET accessible only to IPONET members who have qualified as accredited investors would not involve any form of "general solicitation" or "general advertising" within the meaning of Rule 502(c) of Securities Act Regulation D. In reaching this conclusion, we note that (a) both the invitation to complete the questionnaire used to determine whether an investor is accredited or sophisticated and the questionnaire itself will be generic in nature and will not reference any specific transactions posted or to be posted on the password-protected page of IPONET; (b) the password-protected page of IPONET will be available to a particular investor only after Gallagher has made the determination that the particular potential investor is accredited or sophisticated; and (c) a potential investor could purchase securities only in transactions that are posted on the password-protected page of IPONET after that investor's qualification with IPONET.*

Less than a year later, the Staff expanded on this guidance in *Lamp Technologies* (May 29, 1997), by providing additional guidance on how funds that conduct continuous offerings on the Internet could do so within the framework of Section 4(a)(2) and Rule 506(b) thereunder, stating:



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 8

> *In a no-action letter to IPOnet (pub. avail. July 26, 1996)…the staff of the Division of Corporation Finance stated that the posting of a notice of a private offering on a website would not be deemed a "general solicitation" or "general advertising" within the meaning of Regulation D when pre-qualification and password-protection procedures designed to limit access to the web site were in place.*
>
> *…*
> *The Division of Corporation Finance has asked us to inform you that the qualification of accredited investors in the manner described and the posting of a notice concerning a private fund on a website that is password-protected and accessible only to subscribers who are pre-determined by Lamp to be accredited investors would not involve a "general solicitation" or "general advertising" within the meaning of rule 502(c) of Securities Act Regulation D. In reaching this conclusion, the Division notes that (i) both the invitation to complete the questionnaire used to determine whether an investor is accredited and the questionnaire itself will be generic in nature and will not reference any specific funds posted or to be posted on the password-protected web site; (ii) the password-protected web site will be available to a particular investor only after Lamp has made the determination that the particular potential investor is accredited; and (iii) a potential investor may purchase securities only after the waiting period described in your letter.*

Accordingly, the private placements conducted by the Private Funds fit within the guidance provided in *IPONet* and *Lamp Technologies* because:

- The Social Media Advertisements are not solicitations for the Private Funds and contain no information regarding any private placement or Private Fund at all;
- The information contained in the Social Media Advertisements are inapplicable to Private Funds (*e.g.*, the minimum $1,000 investment is only applicable to the two eREITs™ that have currently qualified offerings under Regulation A);
- The Fundrise Platform contains no publicly viewable information regarding any private placement or Private Fund; and
- Information on, and the ability to transact with, Private Funds is only available to Fundrise users who have (a) signed up for the Fundrise Platform website and created a password, (b) voluntarily provided the Fundrise Platform with sufficient information to reasonably determine that such user qualifies as an "accredited investor", and (c) observed a 30-day waiting period.

Regulation A+ Release

The Company notes that the Regulation A+ Release specifically contemplated the possibility that an issuer conducting simultaneous offerings under both Rule 506(b) and Regulation A+, stating:

> *an issuer conducting a concurrent exempt offering for which general solicitation is not permitted will need to be satisfied that purchasers in that offering were not solicited by means of the offering made in reliance on Regulation A, including without limitation any "testing the waters" communications.* [180]



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 9

Footnote 180 of the Regulation A+ Release goes on to state:

> *For a concurrent offering under Rule 506(b), an issuer will have to conclude that purchasers in the Rule 506(b) offering were not solicited by means of a Regulation A general solicitation. For example, the issuer may have had a preexisting substantive relationship with such purchasers. Otherwise, the solicitation conducted in connection with the Regulation A offering may preclude reliance on Rule 506(b). See also Rel. No. 33-8828 (Aug. 3, 2007) [72 FR 45116].*

Accordingly, because, as the Regulation A+ Release recognizes, it would be possible for the *same* issuer to conduct a simultaneous private placement under Rule 506(b) and a public offering under Regulation A+, there is no reason to conclude that a valid Regulation A+ offering of one issuer would conflict with a valid private placement by a *different* issuer.

Regulation D Conclusion

Given that (i) the Social Media Advertisements are not solicitations for any offering, (ii) with regard to private placements, the Fundrise Platform operates in accordance with the Staff's guidance in *IPONet* and *Lamp Technologies*, and (iii) the Regulation A+ Release contemplated the possibility of simultaneous Rule 506(b) and Regulation A+ offerings for a single issuer, the Company respectfully submits that any private placement conducted or contemplated by a Private Fund that follows the procedures above constitutes a valid private placement under Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

2. ***We note that the issuer intends to qualify as a REIT. Please provide as an exhibit a tax opinion that discusses the material tax aspects of the offering. See Item 12 of Industry Guide 5.***

   <u>Response to Comment No. 2</u>

The Company respectfully advises the Staff that a tax opinion is not required to be included as an exhibit in a Regulation A+ qualified offering. This conclusion is dictated by (i) a tax opinion not being required by Regulation A+, Form 1-A or Item 12 of Industry Guide 5, (ii) the guidance contained in Securities Act Release No. 33-9741 (March 25, 2015 (the "***Regulation A+ Release***")), (iii) the applicability of Rule 252(a) and the fact that the lack of a tax opinion does not make the Company's required tax-related disclosures incomplete or misleading, and (iv) the practical implications of requiring a tax opinion.

As a general matter, the Company notes that the Commission, as disclosed in the Regulation A+ Release, Form 1-A, and other public guidance, specifically considered the applicability of Regulation A+ to REITs, as well as whether to require the inclusion of certain items of Industry Guide 5 or Form S-11, and ultimately declined to include a tax opinion within the required exhibits contained in Part III of Form 1-A.



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 10

Item 7 of Form 1-A and Item 12 of Industry Guide 5

The Staff has informed us that, in requesting a tax opinion, it is interpreting the language contained in Item 7 – Description of Business of Form 1-A, which states:

> *Industry Guides. The disclosure guidelines in all Securities Act Industry Guides must be followed. To the extent that the industry guides are codified into Regulation S-K, the Regulation S-K industry disclosure items must be followed.*

The Company's current offering circular follows the requirements of Industry Guide 5 without a tax opinion, because Industry Guide 5 *does not require* a tax opinion. While the Company agrees that the filing of a tax opinion is described in Item 12 of Industry Guide 5, the Company respectfully notes that it is only included in Industry Guide 5 because a tax opinion is a *required exhibit* under Part II of Form S-11, not because Industry Guide 5 itself requires the tax opinion. This conclusion is supported by the plain language of Item12 of Industry Guide 5, which states:

> *An opinion of counsel as to all material tax aspects of the offering **should** be filed as an exhibit. Such opinion **should** cite relevant authority for any conclusions expressed. The tax sections of the prospectus **should** summarize or restate the tax information contained in the opinion.* [emphasis added]

Conversely, as a tax opinion *is not a required exhibit* under Part III of Form 1-A, the plain language of Industry Guide 5 is most properly read to suggest that a Company may choose to file a tax opinion pursuant to Item 17(15)(b) of Part III of Form 1-A, which allows issuers the ability to file:

> *Any additional exhibits **which the issuer may wish to file**, which must be so marked as to indicate clearly the subject matters to which they refer.* [emphasis added]

Accordingly, an issuer has the ability to elect to file a tax opinion, but is not required by either Part III of Form 1-A or Item 12 of Industry Guide 5 to do so. In so concluding, the Company respectfully notes that it does not believe that the Commission, in adopting a regulation designed for smaller and less sophisticated issuers, would include an exhaustive list of required exhibits both in the Regulation A+ Release and Part III of Form 1-A, while excluding from all public guidance that a tax opinion would be a required exhibit.

Pursuant to the foregoing, the Company respectfully submits that the filing of a tax opinion is optional under the requirements of both Part III of Form 1-A and Item 12 of Industry Guide 5, and thus is not required to be filed as an exhibit to Form 1-A.



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 11

Regulation A+ Release

As noted above, the Commission, as described in the Regulation A+ Release, specifically considered the applicability of Regulation A+ to REITs, as well as whether to require the inclusion of certain items of Guide 5 or Form S-11, specifically noting on page 90:

> *Two commenters recommended **requiring** REITs to incorporate certain of the items contained in Industry Guide 5 and Form S-11.* [emphasis added]

However, the Commission ultimately declined to require the incorporation of certain items of Industry Guide 5 and Forms S-11 directly into Regulation A+. Rather, the Commission opted to allow issuers to elect whether to use the Form 1-A disclosure format, or Part I of Form S-11 (which does not include exhibit requirements). As stated on page 95 of the Regulation A+ Release:

> *Additionally, we agree with commenters that certain additional disclosure requirements may be appropriate for offerings by REITs and similar issuers. The final rules, therefore, also **permit issuers to follow**, in addition to the Offering Circular and Part I of Form S-1 formats, **the form disclosure requirements of Part I of Form S-11**.* [emphasis added]

The Regulation A+ Release goes on to list, very specifically, the exhibits that are required to be filed along with a Regulation A+ offering statement, stating on page 130:

> *As adopted, issuers will be required to file the following exhibits with the offering statement: underwriting agreement; charter and by-laws; instrument defining the rights of securityholders; subscription agreement; voting trust agreement; material contracts; plan of acquisition, reorganization, arrangement, liquidation, or succession; escrow agreements; consents; **opinion regarding legality**; "testing the waters" materials; appointment of agent for service of process; **and any additional exhibits the issuer may wish to file**.* [emphasis added]

As can clearly be seen from the Regulation A+ Release and Part III of Form 1-A, a tax opinion is not one of the exhibits that the Commission concluded to require when it adopted Regulation A+, despite, as noted above, having very specifically considered the applicability of revised Regulation A+ to REITs.

In addition, nowhere in the Regulation A+ Release, or in Form 1-A, is it contemplated that a REIT that *voluntarily* elects to follow the disclosure format of Part I of Form S -11 would be *required* to also follow any or all of the requirements of Part II of Form S -11.

Accordingly, the Company respectfully submits that the guidance provided in the Regulation A+ Release clearly states that the exhibits required to be filed in a Regulation A+ offering are those enumerated in Part III of Form 1-A, and any additional exhibits that may be filed are at the option of the issuer.



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 12

Rule 252(a) of Regulation A

In addition, the Staff has informed us that the requirements of Rule 252(a) may also be interpreted to require a tax opinion. Rule 252(a) states:

> **(a) Documents to be included.**— *The offering statement consists of the contents* **required by Form 1-A** *and any other material information necessary to make the* **required statements**, *in light of the circumstances under which they are made,* **not misleading**. [emphasis added]

As a general matter, the Company notes that, under the federal securities laws, there is no general obligation for issuers to disclose material information; rather, issuers are required to do so only where the federal securities laws specifically impose such a duty. Accordingly, as a tax opinion is not a required disclosure under Regulation A+, Form 1-A, or Industry Guide 5, in determining whether the Staff may require a tax opinion through an interpretation of Rule 252(a), the question that must be addressed is whether a tax opinion is necessary so as to make the required disclosure, provided by the Company in the section of its offering circular titled "U.S. Federal Income Tax Considerations," not misleading.

In this regard, the Company notes that its offering circular currently contains approximately 23 pages of detailed disclosure devoted solely to U.S. Federal Income Tax Considerations, with much of the disclosure devoted specifically to tax considerations relating to the Company's qualification and taxation as a REIT and the acquisition, holding and disposition of the Company's shares. In addition, the Company's Form 1-A contains several risk factors addressing the risks related to the Company's status as a REIT, including certain potential consequences if the Company fails to qualify as a REIT.

The filing of a tax opinion would not change any of the Company's tax-related disclosures, and would not add any material information to such disclosure. Indeed, the tax-related disclosure contained in the Company's offering circular would be *unchanged* by the filing of a tax opinion, making it improper to conclude that the lack of a tax opinion somehow makes the required tax-related disclosure so incomplete as to be misleading under Rule 252(a).

The United States District Court for the Southern District of New York recently addressed a similar issue with regard to Exchange Act Rule 12b-20 (which includes the same operative language as Rule 252(a)) and Regulation S-K Item 103 (which requires an issuer to "[d]escribe briefly any material legal proceedings…known to be contemplated by governmental authorities"). In *Richman v. Goldman Sachs Group Inc., et al.,* 10 Civ. 3461 (June 21, 2012), the District Court considered whether the receipt of a Wells Notice by Goldman, and its failure to disclose such receipt, resulted in Goldman's prior statements regarding the status of government agency investigations misleading.



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 13

In addition to concluding that the receipt of a Wells Notice did not, by itself, give rise to disclosure obligations under either Item 103 or Rule 12b-20, the District Court went on to clarify the disclosure obligations of issuers to make required statements not misleading under Rule 12b-20, by stating that an issuer:

> only [has to reveal] such [facts], if any, that are **needed so that what was revealed would not be so incomplete as to mislead** (citing *In re Bristol Myers Squibb Co. Securities Litigation*).

In further driving home the operation of Rule 12b-20, the District Court stated:

> *...revealing one fact about a subject does not trigger a duty to reveal all facts on the subject, so long as* **'what was revealed would not be so incomplete as to mislead'** *(citing In re Bristol Myers Securities Litigations and quoting Backman v. Polaroid Corp.).* [emphasis added]
> …
> **a corporation is not required to disclose a fact merely because a reasonable investor would very much like to know that fact** *(quoting In re Time Warner Securities Litigation).* [emphasis added]

As discussed above, it is clear that the filing of a tax opinion is not a required disclosure under Regulation A+, Form 1-A or Industry Guide 5, and the Company's tax-related disclosure contains all of the disclosure required to be included by the applicable regulatory requirements. As the lack of a tax opinion does not cause the Company's tax-related disclosures to become so incomplete as to mislead, a tax opinion cannot be required pursuant to Rule 252(a) even if the Staff or "a reasonable investor would very much like to" have a tax opinion filed as an exhibit.

Accordingly, the Company respectfully submits that, to rely on Rule 252(a) to require an exhibit not enumerated in Part III of Form 1-A or required by Item 12 of Industry Guide 5, would not only be counter to the District Court's decision in *Richman v. Goldman*, but would, indeed, result in a higher disclosure burden for issuers in a Regulation A+ offering than is the case for issuers in registered offerings.

Practical Considerations

We also believe that there a number of additional negative consequences for issuers and investors if the Staff were to require a tax opinion for Form 1-A filers that follow the S-11 format. Among others (such as additional costs described below), given that opting to use the disclosure format of Part I of Form S-11 is *optional* for issuers, we believe that the Staff would be pushing issuers away from that format and towards the Form 1-A Offering Circular format under which it is obvious that no tax opinion is required. We believe that investors in real estate companies can benefit from the tailored real estate related disclosure provided by the Form S-11 format as compared to the more generic Offering Circular format and that the Staff should be encouraging such tailored disclosure.



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 14

Further, we have advised the Company that the additional cost for providing a tax opinion to the Company at this stage of its offering (it no longer being a blind pool) could be as much as $100,000 depending on the facts and circumstances. Indeed, requiring a tax opinion would result in the organizational and offering expenses of the Company and each of the eREITs™ (currently estimated to be $1,000,000 per eREIT™) to increase by as much as 10% solely as a result of having to obtain a tax opinion.

In addition, the Company notes that it is required to file annual audited financial statements in Item 7 of Form 1-K. The Company's independent auditor reviews the Company's income tax provision as part of its annual audit of the financial statements. This review is impacted significantly by the Company's status as a REIT. If the Company failed to qualify as a REIT, it would be taxable as a corporation and would be required to pay tax at the entity level on its earnings, regardless of whether such earnings are distributed. This consequence would result in accrual of an income tax liability on its financial statements. We believe that the Company's audited financial statements along with the independent auditor's opinion should provide investors with sufficient information as to whether the Company has operated in a manner intended to qualify as a real estate investment trust without an additional requirement of an annual tax opinion. In addition, the Company notes that its tax returns will be prepared and signed by a national tax accounting firm.

Finally, the Company notes that, to date, approximately 6,500 unique investors have invested in either the Company's Regulation A+ offering, Fundrise Equity REIT, LLC's Regulation A+ offering, or both. In addition, approximately 100,000 unique individuals have signed up for the Fundrise Platform. As of the date of this response letter, other than the Staff's comment, the Company has not received any requests for, or inquiries about, a tax opinion.

Conclusion

As a result of the foregoing, the Company respectfully advises the Staff that a tax opinion is not required by Regulation A, Form 1-A, Industry Guide 5, and the lack of a tax opinion does not make the Company's tax-related disclosure to be so incomplete as to be misleading under Rule 252(a). Accordingly, while an issuer may certainly voluntarily elect to file a tax opinion pursuant to Item 17(15)(b) of Part III of Form 1-A, a tax opinion may not be required, and the Company respectfully declines to do so.

Offering Circular Cover Page

3.   *We note your disclosure that your "[m]anager may, in its sole discretion, adjust the per share purchase price as it deems equitable or for any other reason, without notice." This language gives the impression that the price of the offering may change after qualification otherwise than pursuant to a preset formula. Accordingly, it appears that you intend to conduct the offering on a delayed basis. Please tell us if you intend to rely on Rule 251(d)(3)(i)(F), and if so, tell us why you believe this should be considered a continuous offering.*



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 15

> Response to Comment No. 3

The Company acknowledges the Staff's comments, and respectfully disagrees with the Staff's interpretation of continuous offerings under Rule 251(d)(3)(i)(f) in the context of this offering's pricing mechanism; specifically, with regard to the Manager's ability to reset the per share purchase price of the Company's common shares. However, in the interest of expediting the Staff's review process, the Company has determined to remove the Manager's ability, in its sole discretion, to adjust the per share purchase price as the Manager deems equitable or for any other reason, without notice.

Questions and Answers About This Offering

Will there be any limits on my ability to redeem my shares?, page 7

4.   *On page 7 you discuss limits on the ability to redeem shares. Your revised disclosure provides that the "Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter. Please revise to clarify whether the Manager may increase the number of shares to be redeemed during any calendar quarter so long as total redemptions for the year do not exceed the 5% limit previously discussed. Prior to this letter, the Staff gave us verbal comments that requested that we review certain features of our redemption plan in light of previously-filed no-action letters and advise how it complies with such precedent.*

> Response to Comment No. 4

> Overview

The Company has revised its redemption plan as set forth in Exhibit A (pages 132 of 136 of the Amended Filing) to this letter, which is the most detailed description of the plan (and will make conforming changes throughout the Amended Filing). Set forth below are responses to the specific verbal and written comments received from the Staff.

> Holding Period

You have asked us to provide justification for the provision in the Company's redemption plan that permits shareholders to redeem their shares immediately upon settlement.



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 16

In response to the Staff's comment, the Company believes this is consistent with the class exemption from the provisions of Rule 102(a) of Regulation M granted by the Division of Market Regulation of the Commission (the "**Division**") in *Class Relief for Real Estate Investment Trust Share Redemption Programs* (October 22, 2007) (the "**Class Relief**").

Rule 102(a) of Regulation M "is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers . . . from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a distribution, which such distribution is underway." (Letter from *T REIT, Inc.,* dated June 4, 2001). In granting no-action relief from the prohibitions of Rule 102(a), the Staff has considered , among other factors, whether a company's shareholder redemption plan includes the requirement that shareholders must hold their shares of common stock in the company for at least one year to participate in the company's shareholder redemption plan. *See, for example, T REIT Inc.* (Letter dated June4, 2001) and *Wells Real Estate Investment Trust II, Inc.*(Letter dated December 3, 2003).

Despite permitting shareholders to redeem their shares pursuant to the Company's redemption plan less than one year from the date such shares were acquired, the Company believes it is exempt from the prohibitions of Rule 102(a) of Regulation M based on the Class Relief. The Division's class relief granted an exemption from Rule 102 of Regulation M to allow non-listed real estate investment trusts ("**REITs**") to purchase shares of their common stock under an established share redemption program while engaged in a distribution of REIT common stock, if the following factors were met: (1) there is no trading market for the REIT's common stock; (2) the REIT will terminate its share redemption program during the distribution of its common stock in the event that a secondary market for the REIT's common stock develops; (3) the REIT purchases shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock; (4) the terms of the share redemption program will be fully disclosed in the REIT's prospectus; and (5) except as otherwise exempted, the REIT shall comply with Regulation M. Said differently, none of the factors included in the Class Relief included a specific holding period for the shares being redeemed.

The Company respectfully submits that it meets each of the factors listed above to be exempt from the prohibitions of Rule 102 (a)of Regulation M , as the following disclosures in its offering circular make clear:

(1) There is no trading market for the Company's common stock (page 135 of Exhibit A):

We expect that there will be no regular secondary trading market for our common shares.



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 17

(2) The Company will terminate its share redemption program during the distribution of its common stock in the event that a secondary market for the Company's common stock develops (page 135 of Exhibit A):

> *However, in the event a secondary market for our shares develops, we will terminate our redemption plan.*

(3) The Company will purchase shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock (page 133 of Exhibit A):

> *The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.*

> *The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.*
> *For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.*
> *For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.*
> *For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.*
> *For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.*

(4) The terms of the share redemption program will be fully disclosed in the Company's Offering Statement. See "Description of Our Common Shares—Quarterly Redemption Plan" (pages 132-136 of Exhibit A and throughout the Amended Filing);

(5) Finally, the Company confirms that, except as otherwise exempted, it will comply with Regulation M.

<u>Preference to Introductory Period</u>

You have asked us to provide justification for the provision in the Company's redemption plan that, in the event of insufficient funds, gives priority to redemptions of common shares that have been continuously held for less than ninety (90) days.



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 18

In response to the Staff's comment, the Company has revised its redemption plan to include an online redemption request process that includes an investor confirmation checkbox that requires such investor to (x) confirm that he or she is redeeming his or her shares due to exigent circumstances outside of the investor's control and (y) provide an optional statement detailing the exigent circumstances. The redemption plan has also been revised to grant the Manager with the right, in it is sole discretion, to accept or reject such confirmation. Such confirmation will only appear for those investors who are redeeming their shares during the Introductory Period (i.e. common shares held for less than ninety (90) days).

The Company believes that this addition to the Company's online redemption request process and redemption plan is consistent with the no-action relief granted by the Staff to *Behringer Harvard REIT* (October 26, 2004) and *Apple REIT Six*(June 30, 2006) which upheld redemption plans that gave priority to certain security holders based on the discretion of the company's board of directors in the event the amount of available proceeds was insufficient to satisfy all of the redemption requests. *See Behringer Harvard REIT* (October 26, 2004) (priority given "(1) first upon the death or disability of a stockholder or limited partner, (2) next to stockholders or limited partners who demonstrate, *in the discretion of the REIT's board of directors or the Funds' general partners, some other involuntary exigent circumstance…* and (3) next to stockholders or limited partners subject to a mandatory distribution requirement under an individual retirement account.") (emphasis added); *Apple REIT Six* (June 30, 2006) (priority given, in addition to the three classes above, to "shareholders seeking redemption of all Units owned by them who own beneficially or of record fewer than 100 Units[.]").

The Company believes that its redemption plan is substantially similar as comparable redemption programs of other companies with respect to which the Staff has granted no action relief, including *Behringer Harvard REIT* (October 26, 2004) and *Apple REIT Six* (June 30, 2006). In particular, the Company's shareholder redemption plan gives priority to shareholders who have held their shares for ninety (90) days or less and who, based on the discretion of the Manager, demonstrate that he or she is redeeming his or her shares due to exigent circumstances beyond the investor's control. The Manager, in its discretion, will determine which shareholders qualify for such priority based on whether the shareholder affirmatively confirms the on-screen investor checkbox that he or she is redeeming his or her shares due to exigent circumstances outside of the investor's control and the nature of such exigent circumstances.

<u>Withdrawal Request Deadline</u>

You have asked us to revise the provision in the Company's redemption plan that provided shareholders with the right to withdraw their redemption requests at any time up to fifteen (15) days prior to the end of the calendar quarter in which the redemption request was submitted.



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 19

     In response to the Staff's comment, the Company has revised this disclosure to clarify that shareholders may withdraw their redemption requests at any time up to five (5) business days prior to the end of the calendar quarter in which the redemption request was submitted.

<u>Payment Date</u>

     You have asked us to revise the provision in the Company's redemption plan that provided that the Company will remit the redemption price within thirty (30) days of the end of each calendar quarter.

     In response to the Staff's comment, the Company has revised this disclosure to clarify it intends to remit redemption payments to shareholders within twenty-one (21) days of the end of each calendar quarter.

<u>5% Limit</u>

     You have asked us to revise the provision in the Company's redemption plan that provides that, as the Company intends to make a number of commercial real estate investments of varying terms and maturities, the Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

     In response to the Staff's comment, and in order to ensure compliance with tender offer rules as applied to the Company's redemption plan, the Company has revised this disclosure to clarify that the Manager may increase the number of shares to be redeemed during any calendar quarter so long as total redemptions for the year do not exceed the 5% limit previously discussed. (*See*, *for example*, *T REIT Inc.* (Letter dated June 4, 2001) and *Wells Real Estate Investment Trust II, Inc.*(Letter dated December 3, 2003)).



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 20

Amend/Terminate Without Notice

You have asked us to provide justification for the provision in the Company's redemption plan that allows the Manager to amend, suspend, or terminate the redemption plan at any time without notice.

In response to the Staff's comment, the Company believes that this is consistent with the no-action relief granted by the Staff to *Behringer Harvard REIT* (October 26, 2004) and *Apple REIT Six* (June 30, 2006) that permitted the board of directors of each company to modify their respective share repurchase programs "at any time." However, in an effort to expedite the Staff's review, the Company has revised this disclosure to clarify that the Company will file an offering circular supplement and/or Form 1-U that discloses such amendment.

Conflicts of Interest, page 17

5.   ***Please update your disclosure here and throughout your offering circular, where appropriate, to discuss the conflicts of interest that arise as a result of your Manager and its affiliates managing Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC and Fundrise Midland Opportunistic REIT, LLC.***

Response to Comment No. 5

In response to the Staff's comment, the Company has revised its disclosure throughout the Amended Filing to discuss the conflicts of interest that arise as a result of the Company's Manager and its affiliates managing, in addition to Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC and Fundrise Midland Opportunistic REIT, LLC.

* * * * *



Mr. Coy Garrison
Division of Corporation Finance
July 17, 2016
Page 21

The Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company's responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

Enclosures:

Attachment A – Social Media Ads
Attachment B – eREIT^{TM}Overview Page
Attachment C – Income eREIT^{TM}Offering Page
Attachment D – Income eREIT^{TM}Checkout Page
Attachment E – Landing Page

Exhibit A– Redemption Plan (showing changes from Post Qualification Amendment No. 1)

cc: Via E-mail
          Benjamin S. Miller, Chief Executive Officer
          Bjorn J. Hall, General Counsel and Corporate Secretary
                  Rise Companies Corp.

          Matt Schoenfeld, Esq.

Goodwin Procter LLP

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Attachment C
Fundrise Real Estate Investment Trust, LLC's Offering Page

Investment Overview



Attachment C
Fundrise Real Estate Investment Trust, LLC's Offering Page

Objective

The Income eREIT aims to provide investors with a low-volatility income stream of consistent, attractive cash distributions generated from commercial real estate investments.



Projected Cumulative Returns Over Life of Investment
● Income eREIT   ● Growth eREIT

An investment in the common shares of Fundrise Real Estate Investment Trust, LLC (Income eREIT) involves substantial risks. Each investor should carefully consider the Risk Factors in addition to the other information contained in the Offering Circular and supplements thereto before purchasing shares. The risks and uncertainties discussed in the Offering Circular and supplements thereto are not the only ones Fundrise Real Estate Investment Trust, LLC faces, but do represent those risks and uncertainties that we believe are most significant to its business, operating results, prospects and financial condition. Some statements in the Offering Circular and supplements thereto, and on this website, including statements in the Risk Factors, constitute forward-looking statements. Please refer to the section entitled "Forward-Looking Statements". The information presented in this section is for illustrative purposes only, and provides a brief description of the Fundrise Real Estate Investment Trust, LLC (Income eREIT)'s investment strategy, which is qualified in its entirety by the disclosure contained in the Investment Objectives and Strategy section of the Offering Circular and supplements thereto. While the Fundrise Real Estate Investment Trust, LLC (Income eREIT)'s objective is provide investors with a low-volatility income stream of consistent, attractive cash distributions generated from commercial real estate investments, there can be no guarantee that it will achieve this objective or that it will be profitable. Show less

Attachment C
Fundrise Real Estate Investment Trust, LLC's Offering Page

Strategy

The Income eREIT plans to focus primarily on debt investments in commercial real estate assets, which typically generate steady cash flow throughout the life of the investment.


Income eREIT Focus
Equity
Higher relative risk
Higher potential return
Variable returns
Returns, if any, mostly paid at end of investment
Debt
Lower relative risk
Lower potential return
Returns are fixed
Returns, if any, paid throughout investment term

The Fundrise Real Estate Investment Trust, LLC (Income eREIT) is an inherently risky investment that may result in total or partial loss of investment to investors; for a fuller description of the risks associated with this offering, please see the Risk Factors section of the Offering Circular and supplements thereto.The information presented in this section provides a brief description of the $Fundrise Real Estate Investment Trust, LLC (Income eREIT)'s investment strategy, which is qualified in its entirety by the disclosure contained in the Investment Objectives and Strategy section of the Offering Circular and supplements thereto. While the Fundrise Real Estate Investment Trust, LLC (Income eREIT)'s objective is to deliver higher returns through long-term growth, there can be no guarantee that it will achieve this objective or that it will be profitable. Show less

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Attachment C
Fundrise Real Estate Investment Trust, LLC's Offering Page

Popular Questions

What is an eREIT?

An "eREIT" is a real estate investment trust, or REIT, sponsored by Rise Companies Corp. (the parent company of Fundrise, LLC) and offered directly to investors online, without any brokers or selling commissions. Each eREIT intends to invest in a diversified pool of commercial real estate assets, such as apartments, hotels, shopping centers, and office buildings from across the country.

For information regarding each individual eREIT's investment strategy, please see the disclosure contained in the "Investment Objectives and Strategy" section of each eREIT's Offering Circular, links to which are available on each individual eREIT's offering page, as well as the Securities and Exchange Commission EDGAR website.

How do I make money?

You earn potential returns based on the real estate investments made by each eREIT that you invest in. By investing in an eREIT, you are purchasing common shares of a limited liability company. In turn, the eREIT uses the proceeds from its sale of common shares to make investments in commercial real estate assets.

What am I investing in?

A REIT is a company that combines the capital of many individual investors to acquire or invest in a diversified pool of commercial real estate. A REIT is required to distribute to investors at least 90% of the taxable income that it earns annually.

What are the risks involved with investing?

Investing in an eREIT involves a number of risks and should only be considered by sophisticated investors who understand the risks involved and can withstand the loss of their entire investment. All investors should carefully review the Risk Factors section of each eREIT's Offering Circular, which contains a detailed discussion of the material risks that each investor should consider before investing in each eREIT.

For a fuller description of each eREIT's Risk Factors, please see the Risk Factor disclosure contained in each eREIT's Offering Circular, links to which are available on each individual eREIT's offering page, as well as the Securities and Exchange Commission EDGAR website.

Attachment C
Fundrise Real Estate Investment Trust, LLC's Offering Page

As an investor, you are entitled to your pro-rata portion of any income earned and distributed by the eREIT. Distributions are anticipated to occur on a quarterly basis, beginning after the first full quarter of operations, which is expected to be the first full quarter following the launch of a particular eREIT's offering of common shares. However, there can be no guarantee that any eREIT will be profitable, and investors may be subject to partial or total loss of their investment.

What are the costs and fees associated with investing?

Assuming a fully subscribed offering, each eREIT anticipates having a reimbursement of organizational expenses of approximately 2%, marketing and distribution expenses of each offering up to 1%, and annual ongoing asset management fees and operational expenses of approximately 1-1.5%.

However, the foregoing does not purport to be a full explanation of the fees associated with each eREIT, which may vary among the eREITs, and is qualified in its entirety by the disclosure contained in the "Management Compensation" section of each eREIT's Offering Circular, links to which are available on each individual eREIT's offering page, as well as the Securities and Exchange Commission EDGAR website.

What are the differences between the eREITs?

The primary differences among the eREITs are (i) the assets each eREIT intends to acquire and (ii) each eREIT's individual investment strategy (which may vary based on asset location, type, and investment structure). Investors in one eREIT will have exposure solely to the assets held by the eREIT, and shall not have exposure to the assets held in any other eREIT.

For example, the Income eREIT intends to acquire assets that pay returns on a more current basis, which is anticipated to produce more predictable and reliable cash flows; however, the Growth eREIT intends to acquire assets that it expects to have greater appreciation over time, which may produce larger returns but less frequent distributions.

For information regarding each individual eREIT's investment strategy, please see the disclosure contained in the "Investment Objectives and Strategy" section of each eREIT's Offering Circular, links to which are available on each individual eREIT's offering page, as well as the Securities and Exchange Commission EDGAR website.

Can I redeem my shares?

Attachment C
Fundrise Real Estate Investment Trust, LLC's Offering Page

Circular, links to which are available on each individual eREIT's offering page, as well as the Securities and Exchange Commission EDGAR website.

Why can't I invest right now?

This offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of the Securities Act, meaning that while the offering of securities is continuous, sales of securities may happen sporadically over the term of the offering as we are able to process subscriptions. As a result, processing windows for each eREIT may periodically open and close, and the ability to subscribe may be periodically restricted to certain individuals, so as to ensure the efficient and accurate process of subscriptions.

Can I redeem my shares?

Yes, with some limitations. While you should view your investment as long-term, each eREIT has adopted a quarterly redemption plan, whereby shareholders may request that an eREIT redeem some or all of their shares at the end of each quarter, subject to certain limitations. For a fuller description of each eREIT's quarterly redemption plan, please see the disclosure contained in each eREIT's Offering Circular, links to which are available on each individual eREIT's offering page, as well as the Securities and Exchange Commission EDGAR website.

Do you have more questions?

Additional FAQs | Offering circular

An investment in the common shares of Fundrise Real Estate Investment Trust, LLC (Income eREIT) involves substantial risks. Each investor should carefully consider the Risk Factors in addition to the other information contained in the Offering Circular and supplements thereto before purchasing shares. The risks and uncertainties discussed in the Offering Circular and supplements thereto are not the only ones Fundrise Real Estate Investment Trust, LLC (Income eREIT) faces, but do represent those risks and uncertainties that we believe are most significant to its business, operating results, prospects and financial condition. Some statements in the Offering Circular and supplements thereto, and on this website, including statements in the Risk Factors, constitute forward-looking statements. Please refer to the section entitled Forward-Looking Statements. Show less

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Exhibit A

Quarterly Redemption Plan

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor our sponsor receive any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the "Introductory Period"), the per share redemption price will be equal to the purchase price of the shares being redeemed **reduced by** (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the "Post-Introductory Period"), the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
	%(2)
Less than 90 days (Introductory Period)	100.0(3)
90 days until 3 years	97.0%(4)
3 years to 4 years	98.0%(5)
4 years to 5 years	99.0%(6)
More than 5 years	100.0%(7)

(1) The Effective Redemption Price will be rounded down to the nearest $0.01.
(2) The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3) The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4) For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5) For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6) For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7) For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

The following is a brief comparison of our redemption plan during the Introductory Period (up to 90 days after settlement) and the Post-Introductory Period (90 days or more after settlement), which is qualified in its entirety by the disclosure contained herein.

SUMMARY OF REDEMPTION PLAN

SUMMARY OF REDEMPTION PLAN

	Introductory Period	Post-Introductory Period
Duration Redemption Price	First 89 days after settlement 100% of purchase price less distributions paid and distributions declared and to be paid less third-party costs	90+ days after settlement 97-100% of NAV depending on hold time (no reduction for distributions) less third-party costs
Timing to submit request	At least 15 days prior to the end of each quarter (but no event more than 90 days after the date of settlement)	At least 15 days prior to the end of each quarter

Last Date to Withdraw	**Up to 5 business days prior to the end of the calendar quarter in which the redemption request was submitted**	**Up to 5 business days prior to the end of the calendar quarter in which the redemption request was submitted**
Date of Redemption Payment	**Within 21 days of the end of each quarter**	**Within 21 days of the end of each quarter**
Frequency	Quarterly	Quarterly
Priority	First Priority	Second Priority
Minimum Amount of Shares Redeemed	25% of shareholder's shares	25% of shareholder's shares
Maximum Amount of Shares Redeemed	No Limit	No Limit

Because our NAV per share will be calculated at the end of each quarter beginning on June 30, 2016, the redemption price for shares held ninety (90) days or longer may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

Redemption of our common shares will be made quarterly upon written request to us at least 15 days prior to the end of the applicable calendar quarter; provided, however, written requests for common shares to be redeemed during the Introductory Period must be delivered to the Manager prior to the end of such common shares' Introductory Period; provided, however, such redemption request must be presented to the Company at least 15 days prior to the end of each calendar quarter (*e.g.* , if an investment in common shares settled on March 30, 2016, a redemption request must be delivered to the Manager no later than June 15, 2016). The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to remit the redemption price within ~~30~~**21** days of the end of such quarter. Shareholders may withdraw their redemption request at any time up to ~~fifteen~~**five** (~~15~~**5**) **business** days prior to the end of the calendar quarter in which the redemption request was submitted.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any calendar quarter. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given calendar quarter, such pending requests will be honored (on a pro rata basis within each category) in the following order: (i) first, available funds will be applied pro rata to redemptions requested for common shares that are in the Introductory Period, and (ii) second, any remaining funds will be applied pro rata to redemptions requested for common shares that are in the Post-Introductory Period. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. Effectively, requests to redeem common shares that have been continuously held for less than ninety (90) days (*i.e.* , common shares in the Introductory Period) will be given priority to redemptions of common shares that have been continuously held for ninety (90) days or more (*i.e.* , common shares in the Post-Introductory Period). For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first.

In addition, if we redeem less than all of the shares subject to a redemption request in any applicable period, with respect to any unredeemed shares, you can: (i) withdraw your request for redemption; or (ii) ask that we honor your request in a future redemption period, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored, together with new requests, in the same priority as noted above for initial requests.

We are not obligated to redeem common shares under the redemption plan. We presently intend to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold **(so long as total redemptions for the year do not exceed the 5.0% annual limit that we are required to observe pursuant to the SEC's guidance in *T-REIT Inc.* (Letter dated June 4, 2001) and *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003)).**

There is no fee in connection with a redemption of our common shares, and the discount applied to the redemption price is for the benefit of shareholders who remain as shareholders of the Company, and does not provide any economic benefit to our Manager or sponsor; however, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. **However, in the event that we amend our redemption plan, we will file an offering circular supplement and/or Form 1-U that discloses such amendment.** The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a "dividend equivalent redemption" that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com.

Attachment D

Supplemental Response 2

Are the Social Media Advertisements General and Universal "Offers to Sell"?

The Staff has indicated its view that the Social Media Advertisements that Rise Companies Corp., the Company's sponsor ("Rise Companies" or our "sponsor"), uses to increase the number of users on the Fundrise Platform may constitute an "offer to sell" with regard to every securities offering contemplated or sponsored by Rise Companies in the past or in the future, including, but not limited to:

    (i)   Fundrise Real Estate Investment Trust, LLC's current Regulation A offering;
    (ii)   Fundrise Equity REIT, LLC's current Regulation A offering;
    (iii)   Fundrise West Coast Opportunistic REIT, LLC's contemplated Regulation A offering;
    (iv)   Fundrise East Coast Opportunistic REIT, LLC's contemplated Regulation A offering;
    (v)   Fundrise Midland Opportunistic REIT, LLC's contemplated Regulation A offering; and
    (vi)   Unidentified, undisclosed, and possibly non-existent private placements under Rule 506(b) of Regulation D.

The Staff further expressed its view that the Social Media Advertisements constituted an "offer to sell" because it believes those advertisements "condition the market" with regard to all such securities offerings.

The Company respectfully believes that it is inappropriate to conclude that the Social Media Advertisements, which contain only factual information about the Company's sponsor and its products and services (and which contain no information relating to any specific securities offering) should be interpreted as "offers to sell" any and all securities offerings sponsored by Rise Companies, now or in the future. Further, we are not aware of the Staff ever previously taking the position that an issuer or sponsor can *generally and universally* condition the market with regard to *any and all securities offerings,* rather than with regard to a specific offering.

As a comparison, we note that the Social Media Advertisements contain no more information (and frequently much less) than any of the advertisements contained in <u>Exhibit A</u> and <u>Exhibit B</u> to this response, which collectively contain over 200 examples of investment sponsors, brokers, registered investment advisors, and issuers using internet advertising to create awareness of their products and services. We are not aware that the Staff has previously taken the position that such advertisements should be deemed "offers to sell" or "conditioning the public mind or arousing public interest" for a particular offering, much less every single securities offering that such sponsor, broker, investment advisor or issuer may be involved in now or in the future.

Indeed, if the Staff were to conclude that it is possible to *generally and universally* condition the market without regard to a specific offering, it would likely invalidate the offerings of many brokers and sponsors and result in those brokers and sponsors violating Section 5 with regard to all prior offerings and impermissibly conditioning the market for every public offering in which they may participate in the future. As an example, such a conclusion would mean that BlackRock's "general advertising" for its sponsored iShares products may result in BlackRock (or its affiliates) no longer being able to conduct private placements in reliance on the exemption provided by Rule 506(b).

Accordingly, as Rise Companies, in its ordinary course of business, sponsors investment opportunities in other entities that are then offered to investors directly on the Fundrise Platform, we respectfully submit that the information contained in the Social Media Advertisements are consistent with the principled guidance provided in Securities Act Release 33-5180 (August 16, 1971) (the "Information Release Guidelines"), which states:

> *[T]he Commission as a matter of policy **encourages the flow of factual information** to shareholders and the investing public. Issuers in this regard should...(1) [c]ontinue to advertise products and services.* [emphasis added]

Further, the Social Media Advertisements also satisfy the safe harbor from Securities Act Sections 2(a)(10) and 5(c) contained in Securities Act Rule 169, because such Social Media Advertisements:

- Contain information of a similar information type as previously disseminated by Rise Companies *(e.g.,* that Rise Companies sponsors real estate investments);
- The timing, manner and form of the advertisements are consistent with the past practices of Rise Companies *(e.g.,* Rise Companies has used display ads in the past to increase the user base for the Fundrise Platform);
- The information was for the purpose of acquiring users for the Fundrise Platform, not for selling the securities of Rise Companies *(e.g.,* Rise Companies was using the Social Media Advertisements to increase the Fundrise Platform user base, not to sell its own securities); and
- Rise Companies is neither a registered investment company nor a business development company.

In this regard, we note that, in footnote 147 of Securities Act Release 33-8591 (July 19, 2005) ("Securities Offering Reform"), the Commission stated:

> *The fact that a customer also may be a potential investor in the issuer's securities or that the information may be received by other persons will not affect the availability of the safe harbor if the conditions are otherwise satisfied. For purposes of the safe harbor, the communication must be intended for use by an audience that is other than an investor audience.*

The intended audience for the Social Media Advertisements are the potential users of the Fundrise Platform, not investors in Rise Companies or its sponsored offerings, which the Staff has previously viewed as a valid purpose, regardless of whether such users ultimately become investors in Rise Companies or one of its sponsored offerings (see discussion below regarding the *IPONet* (July 26, 1996) no-action letter and Securities Act Release 33-7856 (April 28, 2000) (the "Use of Electronic Media Release"). While potential Fundrise Platform users may eventually invest in one or more securities offerings sponsored by Rise Companies, that does not mean that the Social Media Advertisements are "offers to sell" or are "conditioning the public mind or arousing public interest" with regard to any specific offering, consistent with the advertisements contained in Exhibit A and Exhibit B.

Therefore, the Company respectfully submits that, consistent with the guidance contained in the Information Release Guidelines, the Use of Electronic Media Release, and Securities Act Rule 169, it would be improper to conclude that the Social Media Advertisements may be deemed an "offer to sell" or conditioning the market with regard to any potential Rise Companies securities offering, or *a general and universal* "offer to sell" and *general and universal* conditioning of the market for every possible securities offering that may be sponsored by Rise Companies, now or in the future.

To conclude otherwise, we believe, would have the effect of preventing virtually all finance and investment-related businesses from ever being able to use general advertising regarding their products and services without resulting in both a *general and universal* "offer to sell" and *general and universal* "conditioning the public mind or arousing public interest" for all potential securities offerings. We believe such a conclusion would be a radical departure from the Staff's prior guidance and would force all such businesses to fundamentally alter their operations.

Are the Social Media Advertisements General Solicitations for Undisclosed Private Placements?

As discussed above, the Social Media Advertisements are not properly deemed "offers to sell" with regard to any securities offering, let alone any potential private placements that may (or may not) be available on the Fundrise Platform. As noted in our prior response, any potential offer and sale of a private placement on the Fundrise Platform has been made consistent with the guidance provided by the Staff in the *IPONet* and *Lamp Technologies* (May 29, 1997) no-action letters, and the Company also believes that such procedures are consistent with the guidance provided in *Citizen VC, Inc.* (August 3, 2015) no-action letter. Specifically:

- The Social Media Advertisements contain no information regarding any potential private placement (in fact, they do not even acknowledge the existence or possibilities of any private placements);
- The Fundrise Platform contains no publicly viewable information regarding any private placement or Private Fund (again, the Fundrise Platform does not even acknowledge that such private placements may even exist);
- Information on, and the ability to transact with, Private Funds is available only to Fundrise users who have (a) signed up for the Fundrise Platform website and created a password, (b) voluntarily provided the Fundrise Platform with sufficient information to reasonably determine that such user qualifies as an "accredited investor", (c) observed a 30-day waiting period, and (d) participated in either a telephone or email conversation with a member of our sponsor's staff in order to determine such potential accredited investor's sophistication, source of funds, net worth, etc., in order to form a reasonable basis that such investor is "accredited" under Rule 501 of Regulation D.

While it is true that the Staff has not historically publicly opined on the validity of a company's procedures to "accredit" investors, the Company notes that its sponsor believes that its procedures around "accrediting" investors is as robust, if not moreso, than those described in *IPONet, Lamp Technologies,* and *Citizen VC,* and do not allow for an investor to "self-accredit" in a manner similar to what concerned the Staff in the Use of Electronic Media Release.

Despite this, the Staff has raised the question as to whether the Social Media Advertisements constitute *a general and universal* "offer to sell" and *general and universal* "conditioning the public mind or arousing public interest" in undisclosed private placements under Rule 506(b) (which may or may not exist currently or in the future), either by Rise Companies itself or sponsored by Rise Companies through different controlled entities.

The Company respectfully submits that, first and foremost, as discussed above, the Social Media Advertisements are not properly deemed to be "offers to sell" for any securities offering, let alone an undisclosed and (as far as the viewer of a Social Media Advertisement knows) possibly non-existent private placement. However, the Company also notes that the Social Media Advertisements do no more (and in fact substantially less) to condition the public mind or arouse public interest in a potential offering than the activities contemplated in *IPONet, Lamp Technologies,* and *Citizen VC.* For example, in *IPONet* (as noted in the Use of Electronic Media Release):

> *[IPONet] planned to* **invite previously unknown prospective investors** *to complete a questionnaire posted on the affiliate's Internet web site* **"as a means of building a customer base** *and database of accredited and sophisticated investors"* [emphasis added]

The Company believes that the process in *IPONet* (almost certainly achieved through some form of general advertising) of inviting "previously unknown prospective investors to complete a questionnaire" posted on a website is far more indicative of a potential private placement than the generic advertising contained in the Social Media Advertisements, *which contain no disclosure, hint or indication that a private placement may be available currently or at some point in the future.* Indeed, a general advertisement or solicitation to complete an accredited investor questionnaire is undoubtedly a stronger conditioning of the mind that a private placement is available than a generic advertisement containing solely factual information about Rise Companies and the products and services available on the Fundrise Platform.

Further, as indicated by the inclusion of the above passage in the Use of Electronic Media Release, the Staff has not previously found it problematic that activities or advertisements designed to increase a platform's user base may also result in those users eventually investing in Rule 506(b) private placements. In fact, any invitations or advertisements by *IPONet, Lamp Technologies,* or *Citizen VC* would indisputably be more problematic than the Social Media Advertisements, because *the only offerings available on the IPONet, Lamp Technologies, and Citizen VC platforms are/were private placements under Rule 506(b).*

More recently, in 2015, the Staff issued interpretations regarding the meaning of "general solicitation and general advertising." The Company respectfully submits that these interpretations strongly support the view that the Social Media Advertisements should not be viewed as a "general solicitation or general advertisement." Specifically, we cite the following:

> *Question 256.24*
>
> *Question: What information can an issuer widely disseminate about itself without contravening Rule 502(c)?*
>
> *Answer: Information not involving an offer of securities may be disseminated widely without violating Rule 502(c). For example, factual business information that does not condition the public mind or arouse public interest in a securities offering is not an offer and may be disseminated widely. Information that involves an offer of securities through any form of general solicitation would contravene Rule 502(c). [August 6, 2015]*
>
> *Question 256.25*

Question: What is factual business information?

Answer: What constitutes factual business information depends on the facts and circumstances. Factual business information typically is limited to information about the issuer, its business, financial condition, products, services, or advertisement of such products or services, provided the information is not presented in such a manner as to constitute an offer of the issuer's securities. Factual business information generally does not include predictions, projections, forecasts or opinions with respect to valuation of a security, nor for a continuously offered fund would it include information about past performance of the fund. (Release No. 33-5180). [August 6, 2015]

As discussed above, the Company is of the view that the Social Media Advertisements do not constitute an "offer to sell" securities. Accordingly, consistent with C&DI 256.24, a communication must constitute an "offer to sell" before any questions regarding "general solicitation or advertising" even arise. As there is no "offer to sell" a security through the Social Media Advertisements, there cannot be a general solicitation or general advertisement with regard to either (a) a particular current securities offering, or (b) all future securities offerings.

Further, even if the general solicitation or general advertising analysis was to be applied to the Social Media Advertisements, the Company respectfully submits that C&DI 256.24 demonstrates that the Social Media Advertisements do not constitute a general solicitation or general advertisement with regard to any specific current securities offering or all future offerings generally. In this regard, the Company notes that the Social Media Advertisements contain only information that is listed as "factual business information" in the CD&I and contains none of the type of information specified as not being "factual business information."

Finally, as it is clear that the Staff has, in the past, allowed private placement platforms to use advertising to grow the customer base of such platform without it being deemed to violate the prohibition on general solicitation or general advertisement contained in Rule 502(c) of Regulation D, we do not believe that it would be appropriate to place *more stringent restrictions* upon a platform that contains Regulation A offerings, and whose advertisements contain *no disclosure, information or indication that a private placement may exist now or in the future.*

In addition, the Company respectfully submits that viewing the Social Media Advertisements as a general advertisement or general solicitation for a specific offering would not only cause the guidance and relief contained in *IPONet, Lamp Technologies, Citizen VC,* and the Use of Electronic Media Release to be illusory, it would result in virtually all of the sponsors, brokers, registered investment advisors, and issuers whose advertisements are included in Exhibit A and Exhibit B to be prevented from conducting any private placements under Rule 506(b), either now or in the future.

Accordingly, as a result of the foregoing, the Company respectfully submits that it would not be proper to deem the Social Media Advertisements to constitute a "general solicitation" for purposes of Rule 502(c) with regard to any private placement of Rise Companies or any private placement of an issuer sponsored by Rise Companies that may exist now or at any point in the future.

Pages 111 through 160 redacted for the following reasons:
- -
COPYRIGHTED MATERIAL OMITTED

<u>**Attachment E**</u>

Supplemental Response 3



Goodwin Procter LLP
Counsellors at Law
New York Times Building
620 Eighth Avenue
New York, NY 10018

T: 212.813.8800
F: 212.355.3333
goodwinprocter.com

September __, 2016

VIA EDGAR AND OVERNIGHT MAIL

Mr. Coy Garrison
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C. 20549-3010

Re: **Fundrise Real Estate Investment Trust, LLC**
       Offering Statement on Form 1-A
       Post-Qualification Amendment No. 1
       Filed June 20, 2016
       File No. 024-10492

Dear Mr. Garrison:

      This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC, (the "*Company*") in response to comments from the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") (i) in a letter dated July 7, 2016 (the "*Comment Letter*") with respect to the Company's Post-Qualification Amendment No. 1 to its Offering Statement on Form 1-A (File No. 024-10492) filed with the

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 2

General

1. *We recently noted a general advertisement for Fundrise and its investment opportunities on a social media platform. Please consider Rule 251(d)(1)(iii) and provide us with your analysis as to the treatment of this communication as it relates to this offering. Please also consider Rule 255 and provide us with your analysis as to the treatment of this communication as it relates to the pending offerings of securities under Regulation A by your affiliates. Finally, please provide us with your analysis as to the treatment of this communication as it relates to your affiliates' offerings of securities under Regulation D.*

Response to Comment No. 1

As discussed with the Staff, the Company does not believe that its sponsor's online advertisements for the Fundrise Platform constitute an offer for any specific offering, either pursuant to Regulation A or Regulation D, and has supplementally provided the Staff with its analyses on July 17, 2016 ("*First Supplemental Response*") and on August 4, 2016 ("*Second Supplemental Response*"). The First Supplemental Response and the Second Supplemental Response are included as **Attachment A** and **Attachment B**, respectively.

Accordingly, while not agreeing with the Staff's views regarding the online advertisements, but in the interest of expediting the Staff's review, our sponsor has agreed to:

* carefully review all of its online advertising with a view towards ensuring that such advertisements do not constitute offers under the Securities Act;

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 3

> *the Fundrise Platform neither constitutes an indication of interest in any offering nor involves any obligation or commitment of any kind.*

- remove any publicly viewable references to Regulation D or Rule 506(b) from the Fundrise Platform, other than materials that are merely informative in nature; and

- suspend its private placement program indefinitely until such time as our sponsor has developed an internal legal framework that it believes withstands the Staff's current views regarding online advertisements, public offerings, and private placements.

Notwithstanding the Company's decision to take the foregoing actions, it wishes to respectfully note that the Staff's position calls into question the legality of the following:

- *Advertisements and Regulation A*: The advertising practices of not only sponsors of Regulation A offerings but those of much more established financial institutions that sponsor offerings registered under the Securities Act, such as those included in the Second Supplemental Response.

- *Advertisements and Regulation D.* The ability of any sponsor of

    (i) a registered or exempt public offering, to simultaneously conduct a private placement under Rule 506(b) of Regulation D (*e.g.*, the logical conclusion of the Staff's position is that an institutional sponsor of REITs that conduct continuous, public offerings registered on Form S-11 could not simultaneously sponsor a Rule 506(b) offering of a private fund (exempt from Investment Company Act registration), without

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 4

tax opinion not being required by Regulation A+, Form 1-A or Item 12 of Industry Guide 5, (ii) the guidance contained in Securities Act Release No. 33-9741 (March 25, 2015 (the "*Regulation A+ Release*"), (iii) the applicability of Rule 252(a) and the fact that the lack of a tax opinion does not make the Company's required tax-related disclosures incomplete or misleading, and (iv) the practical implications of requiring a tax opinion.

As a general matter, the Company notes that the Commission, as disclosed in the Regulation A+ Release, Form 1-A, and other public guidance, specifically considered the applicability of Regulation A+ to REITs, as well as whether to require the inclusion of certain items of Industry Guide 5 or Form S-11, and ultimately declined to include a tax opinion within the required exhibits contained in Part III of Form 1-A.

Item 7 of Form 1-A and Item 12 of Industry Guide 5

The Staff has informed us that, in requesting a tax opinion, it is interpreting the language contained in Item 7 – Description of Business of Form 1-A, which states:

> *Industry Guides. The disclosure guidelines in all Securities Act Industry Guides must be followed. To the extent that the industry guides are codified into Regulation S-K, the Regulation S-K industry disclosure items must be followed.*

The Company's current offering circular follows the requirements of Industry Guide 5 without a tax opinion, because Industry Guide 5 *does not require* a tax opinion. While the Company agrees that the filing of a tax opinion is described in Item 12 of Industry Guide 5, the Company respectfully notes that it is only included in Industry Guide 5 because a tax opinion is a *required exhibit* under Part II of Form S-11, not because Industry Guide 5 itself requires the tax

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 5

> *Any additional exhibits **which the issuer may wish to file**, which must be so
> marked as to indicate clearly the subject matters to which they refer.* [emphasis
> added]

Accordingly, an issuer has the ability to elect to file a tax opinion, but is not required by
either Part III of Form 1-A or Item 12 of Industry Guide 5 to do so. In so concluding, the
Company respectfully notes that it does not believe that the Commission, in adopting a
regulation designed for smaller and less sophisticated issuers, would include an exhaustive list of
required exhibits both in the Regulation A+ Release and Part III of Form 1-A, while excluding
from all public guidance that a tax opinion would be a required exhibit.

Pursuant to the foregoing, the Company respectfully submits that the filing of a tax
opinion is optional under the requirements of both Part III of Form 1-A and Item 12 of Industry
Guide 5, and thus is not required to be filed as an exhibit to Form 1-A.

Regulation A+ Release

As noted above, the Commission, as described in the Regulation A+ Release, specifically
considered the applicability of Regulation A+ to REITs, as well as whether to require the
inclusion of certain items of Guide 5 or Form S-11, specifically noting on page 90:

> *Two commenters recommended **requiring** REITs to incorporate certain of the
> items contained in Industry Guide 5 and Form S-11.* [emphasis added]

However, the Commission ultimately declined to require the incorporation of certain
items of Industry Guide 5 and Forms S-11 directly into Regulation A+. Rather, the Commission

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 6

> *defining the rights of securityholders; subscription agreement; voting trust agreement; material contracts; plan of acquisition, reorganization, arrangement, liquidation, or succession; escrow agreements; consents;* **opinion regarding legality;** *"testing the waters" materials; appointment of agent for service of process;* **and any additional exhibits the issuer may wish to file.** [emphasis added]

As can clearly be seen from the Regulation A+ Release and Part III of Form 1-A, a tax opinion is not one of the exhibits that the Commission concluded to require when it adopted Regulation A+, despite, as noted above, having very specifically considered the applicability of revised Regulation A+ to REITs.

In addition, nowhere in the Regulation A+ Release, or in Form 1-A, is it contemplated that a REIT that *voluntarily* elects to follow the disclosure format of Part I of Form S-11 would be *required* to also follow any or all of the requirements of Part II of Form S-11.

Accordingly, the Company respectfully submits that the guidance provided in the Regulation A+ Release clearly states that the exhibits required to be filed in a Regulation A+ offering are those enumerated in Part III of Form 1-A, and any additional exhibits that may be filed are at the option of the issuer.

Rule 252(a) of Regulation A

In addition, the Staff has informed us that the requirements of Rule 252(a) may also be interpreted to require a tax opinion. Rule 252(a) states:

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 7

In this regard, the Company notes that its offering circular currently contains approximately 23 pages of detailed disclosure devoted solely to U.S. Federal Income Tax Considerations, with much of the disclosure devoted specifically to tax considerations relating to the Company's qualification and taxation as a REIT and the acquisition, holding and disposition of the Company's shares. In addition, the Company's Form 1-A contains several risk factors addressing the risks related to the Company's status as a REIT, including certain potential consequences if the Company fails to qualify as a REIT.

The filing of a tax opinion would not change any of the Company's tax-related disclosures, and would not add any material information to such disclosure. Indeed, the tax-related disclosure contained in the Company's offering circular would be *unchanged* by the filing of a tax opinion, making it improper to conclude that the lack of a tax opinion somehow makes the required tax-related disclosure so incomplete as to be misleading under Rule 252(a).

The United States District Court for the Southern District of New York recently addressed a similar issue with regard to Exchange Act Rule 12b-20 (which includes the same operative language as Rule 252(a)) and Regulation S-K Item 103 (which requires an issuer to "[d]escribe briefly any material legal proceedings…known to be contemplated by governmental authorities"). In *Richman v. Goldman Sachs Group Inc., et al.*, 10 Civ. 3461 (June 21, 2012), the District Court considered whether the receipt of a Wells Notice by Goldman, and its failure to disclose such receipt, resulted in Goldman's prior statements regarding the status of government agency investigations misleading.

In addition to concluding that the receipt of a Wells Notice did not, by itself, give rise to disclosure obligations under either Item 103 or Rule 12b-20, the District Court went on to clarify the disclosure obligations of issuers to make required statements not misleading under Rule 12b-

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September ___, 2016
Page 8

> *a corporation is not required to disclose a fact merely because a reasonable investor would very much like to know that fact* (quoting *In re Time Warner Securities Litigation*). [emphasis added]

As discussed above, it is clear that the filing of a tax opinion is not a required disclosure under Regulation A+, Form 1-A or Industry Guide 5, and the Company's tax-related disclosure contains all of the disclosure required to be included by the applicable regulatory requirements. As the lack of a tax opinion does not cause the Company's tax-related disclosures to become so incomplete as to mislead, a tax opinion cannot be required pursuant to Rule 252(a) even if the Staff or "a reasonable investor would very much like to" have a tax opinion filed as an exhibit.

Accordingly, the Company respectfully submits that, to rely on Rule 252(a) to require an exhibit not enumerated in Part III of Form 1-A or required by Item 12 of Industry Guide 5, would not only be counter to the District Court's decision in *Richman v. Goldman*, but would, indeed, result in a higher disclosure burden for issuers in a Regulation A+ offering than is the case for issuers in registered offerings.

Practical Considerations

We also believe that there a number of additional negative consequences for issuers and investors if the Staff were to require a tax opinion for Form 1-A filers that follow the S-11 format. Among others (such as additional costs described below), given that opting to use the disclosure format of Part I of Form S-11 is *optional* for issuers, we believe that the Staff would be pushing issuers away from that format and towards the Form 1-A Offering Circular format under which it is obvious that no tax opinion is required. We believe that investors in real estate companies can benefit from the tailored real estate related disclosure provided by the Form S-11

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 9

its earnings, regardless of whether such earnings are distributed. This consequence would result in accrual of an income tax liability on its financial statements. We believe that the Company's audited financial statements along with the independent auditor's opinion should provide investors with sufficient information as to whether the Company has operated in a manner intended to qualify as a real estate investment trust without an additional requirement of an annual tax opinion. In addition, the Company notes that its tax returns will be prepared and signed by a national tax accounting firm.

Finally, the Company notes that, to date, approximately 6,500 unique investors have invested in either the Company's Regulation A+ offering, Fundrise Equity REIT, LLC's Regulation A+ offering, or both. In addition, approximately 100,000 unique individuals have signed up for the Fundrise Platform. As of the date of this response letter, other than the Staff's comment, the Company has not received any requests for, or inquiries about, a tax opinion.

Conclusion

As a result of the foregoing, the Company respectfully advises the Staff that a tax opinion is not required by Regulation A, Form 1-A, Industry Guide 5, and the lack of a tax opinion does not make the Company's tax-related disclosure to be so incomplete as to be misleading under Rule 252(a). Accordingly, while an issuer may certainly voluntarily elect to file a tax opinion pursuant to Item 17(15)(b) of Part III of Form 1-A, a tax opinion may not be required, and the Company respectfully declines to do so.

Offering Circular Cover Page

3. *We note your disclosure that your "[m]anager may, in its sole discretion, adjust the per*

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 10

Questions and Answers About This Offering

Will there be any limits on my ability to redeem my shares?, page 7

4.   *On page 7 you discuss limits on the ability to redeem shares. Your revised disclosure provides that the "Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter. Please revise to clarify whether the Manager may increase the number of shares to be redeemed during any calendar quarter so long as total redemptions for the year do not exceed the 5% limit previously discussed. In addition to their written comments, the Staff gave us verbal comments that requested that we review certain features of our redemption plan in light of previously-filed no-action letters and advise how it complies with such precedent.*

Response to Comment No. 4

Overview

The Company has revised its redemption plan as set forth in Exhibit A (pages 132 of 135 of the Amended Filing) to this letter, which is the most detailed description of the plan (and will make conforming changes throughout the Amended Filing). Set forth below are responses to the specific verbal and written comments received from the Staff.

Holding Period

You have asked us to provide justification for the provision in the Company's redemption

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 11

dated June 4, 2001) and *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003).

Despite permitting shareholders to redeem their shares pursuant to the Company's redemption plan less than one year from the date such shares were acquired, the Company believes it is exempt from the prohibitions of Rule 102(a) of Regulation M based on the Class Relief. The Division's class relief granted an exemption from Rule 102 of Regulation M to allow non-listed real estate investment trusts ("*REITs*") to purchase shares of their common stock under an established share redemption program while engaged in a distribution of REIT common stock, if the following factors were met: (1) there is no trading market for the REIT's common stock; (2) the REIT will terminate its share redemption program during the distribution of its common stock in the event that a secondary market for the REIT's common stock develops; (3) the REIT purchases shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock; (4) the terms of the share redemption program will be fully disclosed in the REIT's prospectus; and (5) except as otherwise exempted, the REIT shall comply with Regulation M. Said differently, none of the factors included in the Class Relief included a specific holding period for the shares being redeemed.

The Company respectfully submits that it meets each of the factors listed above to be exempt from the prohibitions of Rule 102(a) of Regulation M, as the following disclosures in its offering circular make clear:

(1) There is no trading market for the Company's common stock (page 133 of Exhibit A):

We expect that there will be no regular secondary trading market for our common

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 12

price in effect at the time of the redemption request.

The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.

For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.

For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.

For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.

For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

(4) The terms of the share redemption program will be fully disclosed in the Company's Offering Statement. See "Description of Our Common Shares—Quarterly Redemption Plan" (pages 132-135 of <u>Exhibit A</u> and throughout the Amended Filing);

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 13

You have asked us to revise the provision in the Company's redemption plan that provided shareholders with the right to withdraw their redemption requests at any time up to fifteen (15) days prior to the end of the calendar quarter in which the redemption request was submitted.

In response to the Staff's comment, the Company has revised this disclosure to clarify that shareholders may withdraw their redemption requests at any time up to five (5) business days prior to the end of the calendar quarter in which the redemption request was submitted.

Timing for Redemption Payments

You have asked us to revise the provision in the Company's redemption plan that provided that the Company will remit the redemption price within thirty (30) days of the end of each calendar quarter.

In response to the Staff's comment, the Company has revised this disclosure to clarify that shareholders will receive their redemption payment within twenty-one (21) days of the end of each calendar quarter.

The Company respectfully submits that, given the large number of administrative and distributive tasks that occur at the end of each calendar quarter, 21 days is a reasonable amount of time for it to ensure proper processing and payment of any redemption requests. For example, at the end of the calendar quarter ended June 30, 2016, the Company was required to process 5,338 dividend payments, totaling $989,827.64, calculate its net asset value to determine its per share offering price and redemption price, and then process 58 redemption requests, totaling $363,440.80.

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 14

real estate operators or borrower(s) fail to provide adequate information regarding the assets within a time period that allows us to perform our NAV calculation, which in turn would prevent us from determining share redemption prices; (2) macro-economic crises or property-level events, such as damage to the property, that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider chooses to discontinue service or has technical outages that prevent us from processing share redemptions in a timely manner.

5% Limit

You have asked us to revise the provision in the Company's redemption plan that provides that, as the Company intends to make a number of commercial real estate investments of varying terms and maturities, the Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

In response to the Staff's comment, and in order to ensure compliance with tender offer rules as applied to the Company's redemption plan, the Company has revised this disclosure to clarify that the Manager may increase the number of shares to be redeemed during any calendar quarter so long as total redemptions for the year do not exceed the 5% limit previously discussed. (See, for example, *T REIT Inc.* (Letter dated June 4, 2001) and *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003)).

Amend/Terminate Redemption Plan Without Notice

You have asked us to provide justification for the provision in the Company's redemption plan that allows the Manager to amend, suspend, or terminate the redemption plan at any time

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 15

on its Offering Page to both its most recent offering circular, as well as to its EDGAR page generally.

In addition, the Company respectfully notes that any potential investor who desires to know more about the Company's redemption plan has several options available to them, including (i) following the links on its Offering Page to the disclosures on EDGAR and/or (ii) requesting more information from the Company regarding its redemption plan. The Company has been and remains happy to, upon request, clarify any questions that potential investors may have regarding the redemption plan (or any other matter) by directing them to the relevant disclosure contained in its offering circular or other public filings.

Given that the Company has fully satisfied its disclosure obligations, and stands ready to answer any questions that an investor may have, the Company respectfully notes that requiring the Company to take additional steps (such as issuing a press release), would result in the Company having a heavier (and costlier) disclosure burden than that imposed on Exchange Act reporting issuers.

In addition, the Company respectfully advises the Staff that the Company does not believe that taking additional steps to publicize changes in its redemption plan, and incurring the costs associated with such steps, would materially increase investor awareness regarding any changes in the Company's redemption plan, as it is highly unlikely that major financial news outlets (such as Google Finance or Yahoo Finance) would present any press releases by the Company in any prominent fashion.

Accordingly, and pursuant to the foregoing, the Company respectfully submits that requiring it to take additional steps beyond its required EDGAR filings each time the redemption

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 16

Manager and its affiliates managing, in addition to Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC and Fundrise Midland Opportunistic REIT, LLC.

The Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company's responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

GOODWIN | PROCTER

Mr. Coy Garrison
Division of Corporation Finance
September __, 2016
Page 17

Goodwin Procter LLP

<u>Attachment F</u>

Supplemental Response 4

General

1. *We recently noted a general advertisement for Fundrise and its investment opportunities on a social media platform. Please consider Rule 251(d)(1)(iii) and provide us with your analysis as to the treatment of this communication as it relates to this offering. Please also consider Rule 255 and provide us with your analysis as to the treatment of this communication as it relates to the pending offerings of securities under Regulation A by your affiliates. Finally, please provide us with your analysis as to the treatment of this communication as it relates to your affiliates' offerings of securities under Regulation D.*

Response to Comment No. 1

As discussed with the Staff, the Company does not believe that its sponsor's online advertisements for the Fundrise Platform constitute an offer for any specific offering, either pursuant to Regulation A or Regulation D, and has supplementally provided the Staff with its analyses on July 17, 2016 ("*First Supplemental Response*") and on August 4, 2016 ("*Second Supplemental Response*"). The First Supplemental Response and the Second Supplemental Response are included as **Attachment A** and **Attachment B**, respectively.

Accordingly, while not agreeing with the Staff's views regarding the online advertisements, but in the interest of expediting the Staff's review, our sponsor has agreed to:

- carefully review all of its online advertising with a view towards ensuring that such advertisements do not constitute offers under the Securities Act; in this regard, the Company will modify its current online advertising as shown on **Exhibit A**;

- to the extent that an online advertisement may be considered an offer under the Securities Act, providing the appropriate disclaimers and/or documentation required by Rule 251(d)(1)(iii) or Rule 255, as applicable;

- remove any publicly viewable references to Regulation D or Rule 506(b) from the Fundrise Platform, other than materials that are merely informative in nature;

- suspend its private placement program indefinitely until such time as our sponsor has developed an internal legal framework that it believes withstands the Staff's current views regarding online advertisements, public offerings, and private placements; and

- with respect to sponsored content on the internet, require that the publisher of such content include in any article written about the Fundrise Platform (i) the disclaimer below as well as (ii) the appropriate disclaimers and/or documentation required by Rule 251(d)(1)(iii) or Rule 255, as applicable.

> *The information contained herein neither constitutes an offer for nor a solicitation of interest in any securities offering. Any offer, solicitation or sale of any securities will be made only by means of an offering circular, private placement memorandum, or prospectus. No money or other consideration is hereby being solicited, and will not be accepted without such potential investor having been provided the applicable offering document. Joining the Fundrise Platform neither constitutes an indication of interest in any offering nor involves any obligation or commitment of any kind.*

Notwithstanding the Company's decision to take the foregoing actions, it wishes to respectfully note that the Staff's position calls into question the legality of the following:

- *Advertisements and Regulation A*: The advertising practices of not only sponsors of Regulation A offerings but those of much more established financial institutions that sponsor offerings registered under the Securities Act, such as those included in the Second Supplemental Response.

General

1. *We recently noted a general advertisement for Fundrise and its investment opportunities on a social media platform. Please consider Rule 251(d)(1)(iii) and provide us with your analysis as to the treatment of this communication as it relates to this offering. Please also consider Rule 255 and provide us with your analysis as to the treatment of this communication as it relates to the pending offerings of securities under Regulation A by your affiliates. Finally, please provide us with your analysis as to the treatment of this communication as it relates to your affiliates' offerings of securities under Regulation D.*

    Response to Comment No. 1

    As discussed with the Staff, the Company does not believe that its sponsor's online advertisements for the Fundrise Platform constitute an offer for any specific offering, either pursuant to Regulation A or Regulation D, and has supplementally provided the Staff with its analyses on July 17, 2016 ("*First Supplemental Response*") and on August 4, 2016 ("*Second Supplemental Response*"). The First Supplemental Response and the Second Supplemental Response are included as **Attachment A** and **Attachment B**, respectively.

    Accordingly, while not agreeing with the Staff's views regarding the online advertisements, but in the interest of expediting the Staff's review, our sponsor has agreed to:

    - carefully review all of its online advertising with a view towards ensuring that such advertisements do not constitute offers under the Securities Act; **in this regard, the Company will modify its current online advertising as shown on Exhibit A;**

    - to the extent that an online advertisement may be considered an offer under the Securities Act, providing ~~a link to the offering circular of the specific offering(s) implicated either in the online advertisement itself or, if not feasible, on the landing page that such online advertisement directs to;~~**the appropriate disclaimers and/or**

> *the Fundrise Platform neither constitutes an indication of interest in any offering nor involves any obligation or commitment of any kind.*

- remove any publicly viewable references to Regulation D or Rule 506(b) from the Fundrise Platform, other than materials that are merely informative in nature; ~~and~~

- suspend its private placement program indefinitely until such time as our sponsor has developed an internal legal framework that it believes withstands the Staff's current views regarding online advertisements, public offerings, and private placements~~.~~**; and**

- **with respect to sponsored content on the internet, require that the publisher of such content include in any article written about the Fundrise Platform (i) the disclaimer below as well as (ii) the appropriate disclaimers and/or documentation required by Rule 251(d)(1)(iii) or Rule 255, as applicable.**

> *The information contained herein neither constitutes an offer for nor a solicitation of interest in any securities offering. Any offer, solicitation or sale of any securities will be made only by means of an offering circular, private placement memorandum, or prospectus. No money or other consideration is hereby being solicited, and will not be accepted without such potential investor having been provided the applicable offering document. Joining the Fundrise Platform neither constitutes an indication of interest in any offering nor involves any obligation or commitment of any kind.*

Notwithstanding the Company's decision to take the foregoing actions, it wishes to respectfully note that the Staff's position calls into question the legality of the following:

- *Advertisements and Regulation A*: The advertising practices of not only sponsors of

especially those that also sponsor public offerings, whether registered or pursuant to an exemption from registration (e.g., Regulation A)

Summary report: Litéra® Change-Pro TDC 7.5.0.166 Document comparison done on 9/9/2016 7:44:33 PM	
Style name: Default Style	
Intelligent Table Comparison: Inactive	
Original DMS: iw://GOODWINDMS/ACTIVE/87901739/1	
Description: Fundrise - Advertisements Response	
Modified DMS: iw://GOODWINDMS/ACTIVE/87901739/3	
Description: Fundrise - Advertisements Response	
Changes:	
Add	10
Delete	7
Move From	0
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Table Insert	0
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Exhibit A

Redemption Plan

Quarterly Redemption Plan

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor our sponsor receive any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the "Introductory Period"), the per share redemption price will be equal to the purchase price of the shares being redeemed **reduced by** (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the "Post-Introductory Period"), the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100.0%(2)(3)
90 days until 3 years	97.0%(4)
3 years to 4 years	98.0%(5)
4 years to 5 years	99.0%(6)
More than 5 years	100.0%(7)

(1) The Effective Redemption Price will be rounded down to the nearest $0.01.
(2) The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.

(3) The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.

---

(4) For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.

(5) For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.

(6) For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.

(7) For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

The following is a brief comparison of our redemption plan during the Introductory Period (up to 90 days after settlement) and the Post-Introductory Period (90 days or more after settlement), which is qualified in its entirety by the disclosure contained herein.

SUMMARY OF REDEMPTION PLAN

	Introductory Period	Post-Introductory Period
Duration Redemption Price	First 89 days after settlement 100% of purchase price <u>less</u> distributions paid and distributions declared and to be paid less third-party costs	90+ days after settlement 97-100% of NAV depending on hold time (no reduction for distributions) <u>less</u> third-party costs
Timing to submit request	At least 15 days prior to the end of each quarter (but no event more than 90 days after the date of settlement)	At least 15 days prior to the end of each quarter
~~**Frequency**~~**Last Date to Withdraw Request**	~~Quarterly~~**Up to five (5) business day prior to the end of the calendar quarter**	~~Quarterly~~**Up to five (5) business day prior to the end of the calendar quarter**
Date of Redemption Payment	**14 days (unless exigent circumstances exist in which case within 21 days) of the end of each quarter**	**14 days (unless exigent circumstances exist in which case within 21 days) of the end of each quarter**
~~**Priority**~~**Frequency**	~~First Priority~~**Quarterly**	~~Second Priority~~**Quarterly**
Minimum Amount of Shares Redeemed	25% of shareholder's shares	25% of shareholder's shares
Maximum Amount of Shares Redeemed	No Limit	No Limit

Because our NAV per share will be calculated at the end of each quarter beginning on June 30, 2016, the redemption price for shares held ninety (90) days or longer may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

Redemption of our common shares will be made quarterly upon written request to us at least 15 days prior to the end of the applicable calendar quarter; provided, however, written requests for common shares to be redeemed during the Introductory Period must be delivered to the Manager prior to the end of such common shares' Introductory Period~~, provided, however, such redemption request must be presented to the Company~~ **and** at least 15 days prior to the end of ~~each calendar~~**the applicable** quarter (*e.g.*, if an investment in common shares settled on March 30, 2016, a redemption request must be delivered to the Manager no later than June 15, 2016). The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to **endeavor to** remit the redemption price within ~~30~~**14** days of the end of such quarter**; although payment of the redemption price may be delayed until 21 days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our partner real estate operators or borrower(s) fail to provide adequate information regarding the assets within a time period that allows us to perform our NAV calculation, which in turn would prevent us from determining share redemption prices; (2) macro-economic crises or property-level events, such as damage to the property, that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider chooses to discontinue service or has technical outages that prevent us from processing share redemptions in a timely manner**. Shareholders may withdraw their redemption request at any time up to ~~fifteen~~**five** (~~15~~**5**) **business** days prior to the end of the calendar quarter in which the redemption request was submitted.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any calendar quarter. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given calendar quarter, such pending requests will be honored ~~(~~on a pro rata basis ~~within each category) in the following order: (i) first, available funds will be applied pro rata to redemptions requested for common shares that are in the Introductory Period, and (ii) second, any remaining funds will be applied pro rata to redemptions requested for common shares that are in the Post-Introductory Period~~. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. ~~Effectively, requests to redeem common shares that have been continuously held for less than ninety (90) days (i.e. , common shares in the Introductory Period) will be given priority to redemptions of common shares that have been continuously held for ninety (90) days or more (i.e. , common shares in the Post-Introductory Period).~~ For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first. **We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request, which may affect whether the request is considered in the "Introductory Period" or "Post-Introductory Period".**

In addition, if we redeem less than all of the shares subject to a redemption request in any applicable period, with respect to any unredeemed shares, you can: (i) withdraw your request for redemption; or (ii) ask that we honor your request in a future redemption period, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored, together with new requests, ~~in the same priority as noted above for initial requests~~**on a pro rata basis**.

~~We~~ are ~~not obligated to redeem common shares under the redemption plan. We presently intend to limit the number of shares to be redeemed during any calendar year to~~**In accordance with the SEC's current guidance on redemption plans contained in *T-REIT Inc.* (June 4, 2001) and *Wells Real Estate Investment Trust II, Inc.* (Dec. 3, 2003), we are prohibited from redeeming more than** 5.0% of the weighted average number of common shares outstanding during the prior calendar year ~~(or 1.25% per~~**. Accordingly, we** presently intend to limit the number of shares to be redeemed during any calendar quarter **to 1.25% of the common shares outstanding**, with excess capacity carried over to later calendar quarters in that calendar year~~)~~. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold~~.~~**, but in no event will we redeem more than 5.0% during any calendar year. Notwithstanding the foregoing, we** are not obligated to redeem common shares under the redemption plan.

There is no fee in connection with a redemption of our common shares, and the discount applied to the redemption price is for the benefit of shareholders who remain as shareholders of the Company, and does not provide any economic benefit to our Manager or sponsor; however, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. **However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment.** The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a "dividend equivalent redemption" that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com.
